                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 4 TO
                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                   OR 12(g) OF THE SECURITIES EXCHANGE OF 1934


                        Global Seafood Technologies, Inc.
                 ----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


        State of Nevada                                           95-4117828
-------------------------------                              ------------------
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                              Identification No.)


                  555 Bayview Avenue, Biloxi, Mississippi 39530
                  ---------------------------------------------
                    (Address of Principal Executive Offices)


                                 (228) 435-3632
                            ------------------------
                            Issuers telephone number


Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:


                                  Common Stock
                                ----------------
                                (Title of class)

                                     PART I

ITEM 1.  DESCRIPTION OF THE BUSINESS

General

         The company's principal line of business is the full-service processing, packaging, and storage of shrimp and other seafood. This business is principally conducted through a wholly-owned subsidiary, Custom Pack, Inc. ("Custom Pack"). The company maintains an Aquaculture Division within Custom Pack, which is engaged in the production of freshwater prawns. The company also packages and distributes recreational fishing bait products through its Killer Bee, Inc. subsidiary.

         Custom Pack was incorporated under the laws of the State of Mississippi on February 15, 1988. Through a reverse merger completed on October 31, 1995, Custom Pack became a wholly-owned subsidiary of International Custom Pack, Inc., the successor in name to predecessor entities Enviro Solutions International, Inc. and Rue de Rivoli Perfumeries of America, Ltd., incorporated in Nevada on May 29, 1986. On December 21, 1998 the company changed its name to Global Seafood Technologies, Inc. to reflect the expansion of business activities beyond the core business of seafood processing and packaging. The expanded activities include production of seafood, and processing, packaging, and distribution of bait products for recreational fishing.

Industry Overview and Competition

         According to data provided by the United Nations Food and Agricultural Organization, the annual worldwide market for seafood products is in excess of $50 billion, of which the United States market is approximately $8 billion. Consumption demand for seafood products, and principally shrimp, has risen steadily throughout the last two decades.

         The worldwide market for shrimp is the largest segment of the industry at $30 billion. The United States shrimp market was estimated at $2.5 billion. Shrimp is the number one seafood in this country, with annual consumption averaging 2.7 lbs per person in 1997. Approximately 75% of the shrimp consumed worldwide are caught in the oceans, and about 25% are grown in aquaculture.

         The seafood industry is very fragmented. It is characterized by thousands of suppliers and middlemen throughout the distribution chain from product procurement, to wholesale distributors, and to retail food stores or restaurants. Seafood is sold fresh or frozen in blocks or by IQF (Individual Quick Freeze) methods. The company is one of the IQF (Individual Quick Freeze) processors of seafood in the United States.

         There is no major player in the seafood industry that commands a significantly large market share, creates a nationally recognized brand name, or establishes descriptive product standards. Products like shrimp are sold on a commodity-type basis with little uniformity of size or species. Restaurants, supermarkets, and other outlets buy a variety of products from a variety of suppliers. Product availability and consistency of quality are important factors in the service provided.

         The company does not operate under government contracts or other long-term contracts and has no backlog.

         The recreational bait industry represents a $1.0 Billion sales market annually in the United States, according to Department of Commerce Wildlife and Fisheries 1996 data. The company is not aware of any single dominant company or nationally recognized brand name for bait products.

Statutory and Regulatory Changes

         Hazard Analysis and Critical Control Point ("HACCP") regulations took effect in the seafood processing industry in December 1997. The company's plants were in compliance in advance of the effective date and are fully approved. Compliance with HACCP will not affect the company's operations, but compliance may affect competition, which might not be in the same position.

         The discharge of water wastes from company facilities is in full compliance with existing government regulations and standards. The company does not envision that any significant capital expenditures will be required for environmental control procedures for the foreseeable future.

Company Strategy

         In its core business activities, the company has established itself to provide an increasing variety of seafood items, which are of consistent quality and are conveniently packaged for commercial or consumer use. The company will continue to focus on packaging innovations and value-added specialty entrees to expand sales and increase margins in these areas.

         The recreational bait segment of the business is seen as offering great potential to utilize the established business strengths of the company in procuring and processing bait products, and in making the products available through distribution to convenient outlets.

         As a long term strategy, the company will entertain strategic mergers and acquisitions of both processing and sales entities, which would increase market share, improve profit margins, and facilitate unified marketing efforts that create brand identification.

Products and Services

         The company's core operations involve the utilization of state-of-the-art equipment for IQF (Individual Quick Freeze) freezing, processing, and packaging of frozen shrimp and seafood. The products are distributed to many of the nation's largest seafood restaurant chains and retail grocery outlets. This business is conducted through the Custom Pack subsidiary.

         The seafood products and packaging are well developed. Frozen, headless shrimp (with shell on) is the principal product processed, which is frequently packaged in consumer friendly, one pound and two pound packages. Peeled shrimp is also processed under private labels for customers or for distribution to restaurants. Frozen fish fillets are packaged for distribution, as well. For the respective periods of the fiscal year ending March 31, 1999 and the interim nine months ending December 31, 1999, this segment accounted for 99.9% and 93.2% of revenues.

         In 1997 the company acquired Co Mar Foods, which produces breaded and stuffed shrimp, stuffed lobster, cooked shrimp rings (with cocktail sauce) and other value-added, ready-to-cook, ready-to-eat seafood products. The products produced at Co Mar Foods are in the process of being integrated into Custom Pack during the March 31, 2000 fiscal year.

         The company's Aquaculture subsidiary is engaged in the development of farm grown seafood, principally freshwater prawns, at its facility in Ocean Springs, MS, which was acquired in 1997. The facility hatches and nurses shrimp larvae for stocking in ponds operated by independent growers in Mississippi. Revenues from this segment are not presently significant, accounting for 0.01% in the fiscal year and 0.18% in the interim nine months period.

         In 1998 the principals of the company developed a full line of branded frozen bait products for recreational fishermen. These products include varieties of bait shrimp, catfish bait, eels, cut squid, cigar minnows, ballyhoo, frozen chum, and menhaden oil. In April, 1999 this activity was incorporated as a wholly-owned subsidiary, Killer Bee, Inc., and was consolidated into the company. The products are packaged in the Custom Pack facility and in contracted independent facilities in Pascagoula, MS. The "Killer Bee Bait" name is a registered trade name, and the products are sold through Wal Mart, K Mart, and independent marinas and bait stores. For the interim nine months period, Killer Bee accounted for 6.66% of total revenues of the company.

Marketing

         All of the company's sales were to the United States for the last three fiscal years. Foreign or export sales are not expected to be a material factor in future revenues.

Customer Support

         For fiscal year ended March 31, 1997, one customer, Ocean To Ocean Seafood Sales, generated 85% of total revenues for the year. For the fiscal years ended March 31, 1998, the sales to two customers, Ocean To Ocean Seafood Sales and Seacoast Foods, amounted to 25% and 22%. For the fiscal years ended March 31, 1999, the sales to these two customers amounted to 36% and 32%. In the opinion of management, the loss of these customers would have a material, short-term impact on the company, but this business could be generated from other sources, if necessary. All significant sales were in the seafood packaging and processing segment.

Suppliers

         Seafood products are readily available in the domestic and international markets. Company operations rely on outside sources for seafood product. Current product is usually purchased at the dock source or trucked in for processing. Buying agents are employed in the States along the South Atlantic Coast and Gulf of Mexico from North Carolina to Texas. The company also imports seafood from Asia and Central and South America. The aquaculture subsidiary does not supply a material amount of product to the company, but it is the company's intention to develop this business as a consistent source of supply for the future.

         In fiscal year ending March 31, 1996 no supplier accounted for more than 10% of purchases. In fiscal year ending March 31, 1997 , two suppliers accounted for a total of 27% and 16% of purchases, respectively. In fiscal year ending March 31, 1998 , three suppliers accounted for a total of 26%, 15%, and 15% of purchases, respectively. In fiscal year ending March 31, 1999 , these three suppliers accounted for a total of 22%, 15%, and 12% of purchases, respectively. In the opinion of management, the loss of these suppliers would have a material, short-term impact on the company, but the purchases could be generated from other sources, if necessary. All significant purchases were in the seafood packaging and processing segment.

         The company utilizes many of the supply sources for its seafood products to supply the "Killer Bee Bait" line of bait products. Because of its established sources of supply for seafood products and the relative volume of existing business, the company believes that it is in a position to acquire abundant supplies of recreational fishing bait products to support this line of business.

Proprietary Rights

         The company has acquired a federally-registered service mark for the "Killer Bee Bait" name and for its bait products. In addition, the company relies upon common law rights to establish and protect its intellectual property. There can be no assurance that the company's measures to protect its intellectual property will deter or prevent the unauthorized use of the company's intellectual property. If the company is unable to protect its intellectual property rights, including existing trademarks and service marks, it could have a material adverse effect upon the company's results of operations.

Regulation

         The terms and conditions under which the Company prepares, packs and distributes its seafood products are subject to government regulation. Federal laws and FTC regulations apply to interstate distribution of frozen seafood products, while particular state regulatory authorities have jurisdiction over seafood distribution and sale within their borders.

Employees

         As of October 31, 1999 there were approximately 120 persons employed by the Company. This number does not include its independent commission salesmen, who are classified by the Company as independent contractors rather than employees. The Company's employees are not unionized, and the Company believes that its relationship with its employees is good.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

         The following selected financial data, as of, and for each of the last two years ended March 31, have been extracted from the audited financial statements of the Company, a copy of which is included herein. The data for the interim nine month period ending December 31, 1999, which is included in the Exhibits, has not been subjected to audit and has been derived from the Company's internally produced financial records. While the Company believes such interim data to be materially correct, their failure to be subjected to independent audit or to auditing standards should be noted. All such data should be read only in conjunction with, and is qualified in their entirety by reference to, the Company's financial statements and accompanying notes.

                             SELECTED FINANCIAL DATA
                  (Dollars in thousands, except per share data)

                           AS OF AND FOR THE YEARS ENDED MARCH 31

                              Audited         Percentage   Audited        Percentage
                              3/31/99        of Net Sales  3/31/98       of Net Sales
INCOME STATEMENT

REVENUE:                      $ 13,841           100.00    $ 14,055          100.00

COST OF SALES:                $ 11,702            84.55    $ 12,298           87.50

GROSS MARGIN:                 $  2,139            15.45    $  1,757           12.50

OPER. EXPENSES                $  2,056            14.86    $  1,570           11.17

INCOME BEFORE
OTHER ITEMS                   $     82             0.59    $    187            1.33

OTHER INC (EXP)               $    (44)           (0.32)   $     32            0.23

NET INCOME
BEFORE TAX                    $     38             0.27    $    219            1.56

PROVISION FOR
INCOME TAX                    $      9             0.07    $     87            0.62
                              --------         --------    --------         -------

NET INCOME                    $     29             0.21    $    131            0.94

NET INCOME (LOSS)
PER SHARE(1)                  $   0.00                     $   0.01

                AS OF AND FOR THE NINE MONTHS ENDED DECEMBER 31

                 (Dollars in thousands, except per share data)


                              Unaudited      Percentage    Unaudited      Percentage
                              12/31/99       of Net Sales   12/31/98      of Net Sales
INCOME STATEMENT

REVENUE:                      $ 11,300           100.00    $ 11,071          100.00

COST OF SALES:                $  8,854            78.35    $  9,003           81.32

GROSS MARGIN:                 $  2,447            21.65    $  2,068           18.68

OPER. EXPENSES                $  2,575            22.78    $  1,869           16.88

INCOME BEFORE
OTHER ITEMS                   $   (128)           (1.13)   $    199            1.80

OTHER INC (EXP)               $    (21)           (0.19)   $     44            0.40

NET INCOME
BEFORE TAX                    $   (149)           (1.32)   $    244            2.20

PROVISION FOR
INCOME TAX                    $      1             0.01    $      0            0.00
                              --------          -------    --------        --------


NET INCOME                    $   (150)           (1.33)   $    244            2.20

NET INCOME (LOSS)
PER SHARE(1)                  $  (0.01)                    $   0.02



                        Audited     Audited    Unaudited    Unaudited
                        3/31/99     3/31/98    12/31/99     12/31/98
BALANCE SHEET:

TOTAL ASSETS:           $ 4,282     $ 3,178     $ 7,153     $ 4,281

LONG-TERM
OBLIGATIONS:(2)         $ 1,653     $ 1,126     $ 1,459     $ 1,458

------------
(1) Net Income (Loss) from continuing operations per share includes the weighted average number of shares of the Company's common capital outstanding
(2) Long-term Obligations includes the current portion of long-term debt and capital leases.

Management's Discussion and Analysis of Financial Condition and Results of Operations

         The following discussion is provided to afford the reader an understanding of the major elements of the Company's financial condition, results of operation, capital resources and liquidity. It should be read in conjunction with the financial statements and notes thereto and other information appearing elsewhere in this Registration Statement.

Overview

         The core seafood packaging business of the company does not require significant inventory requirements, as products are either sold immediately from processing or are packaged for third-party accounts. However, subsequent to March 31, 1999, the Company acquired Killer Bee, Inc. and began packaging and distributing frozen bait products for the recreational fishing industry. The recreational bait products require that the company acquire, process, and have available for distribution an adequate supply of product in inventory. As this segment of business expands, the company's relative levels of inventory will expand accordingly. The balance sheet as of December 31, 1999 reflects an increase in inventory from $-0- at March 31, 1999 to $533,304 due to the operations of Killer Bee.

         Subsequent to its fiscal year end, the Company entered into several financial transactions which provided additional liquidity to support the anticipated growth of inventory and accounts receivable assets (See "Liquidity and Capital Resources" below).

NET SALES

         Net Sales primarily reflects the results of processing and packaging operations. The amount of revenues recognized in any given year is a function of whether the products are: a) purchased, processed, and packaged by the Company, or; b) processed and packaged for third parties on a consignment basis. In the first instance, revenues would be higher, reflecting the cost of the product, and in the latter case revenues would only reflect a processing charge. Gross Margins are relatively unaffected by either scenario, but the reported Net Sales figures can be greatly affected.

         Net Sales for the year ended March 31, 1999 declined from the previous year from $14,054,926 to $13,841,059. However, Gross Margin increased from $1,756,514 to $2,138,690 an increase of 21.75%. This increase in Gross Margin properly reflects the higher level of production activity in the March 31, 1999 year, where gross profits were earned from a higher level of products which were processed on consignment in that year relative to the previous year. The Company attributes the increased production activity to the continued expansion of its customer base for packaged seafood by its Custom Pack subsidiary.

         Net Sales for the nine months period ended December 31, 1999 increased 2.0% to $11,300,455 from $11,071,189 in the comparable period ended December 31, 1998. This increase reflects $753,214 in Net Sales from Killer Bee.

         Cost of Sales sets forth the processing and packaging costs, including plant labor, in-bound and out-bound freight, and the raw material (seafood) costs where the products are processed for the Company's own account. Where processing is done for third-party account, the raw material (seafood) costs are not carried on the Company's books. Approximately 20% to 30% of Net Sales is reflected in processing for third parties, where the Company charges a processing fee and does not maintain any inventory level of product for its own account. The decline in Cost of Sales from $12,298,412 to $11,702,369 (minus 4.8%) reflects the higher level of consignment processing in the March 31, 1999 year. The nine months periods ending December 31, 1999 and 1998 reflects in increase in third party processing from 19% to 32% of Net Sales. The increase in Gross Margins to 21.7% from 18.7% reflects this relative increase in processing sales as well as the additional contribution of Killer Bee products.

         Selling, general and administrative expenses increased from $1,275,453 to $1,672,925, an increase of 31.2% in the latest fiscal year. CoMar Foods was acquired in October 1997, and therefore approximately $100,000 of the increase is a direct result of the recognition of a full year's operations of CoMar in the March 31, 1999 year. The balance of the increase reflects the Company's investment in expanded corporate overhead in anticipation of future revenue growth from aquaculture and expanded seafood processing. In comparing December 31, 1999 to 1998, the activities of Killer Bee added $527,303 or 101% of the $521,844 increase.

OTHER INCOME (EXPENSES)

         The Company reported Other income of $66,822 and $142,833 in the two fiscal years ended March 31, 1999 and 1998, respectively. For the interim periods ending December 31, 1999 and 1998 Other Income was $29,911 and $119,611. Other Income predominantly reflects lease payments received from rental of Company-owned property to the Casino industry in Biloxi, Mississippi. The decline during the last fiscal year resulted from the termination of a lease agreement for parking on land owned by the Company and leased to a casino.

NET INCOME

         Net Income from the core business of Custom Pack, Inc. has been used by the Company to offset operating losses from CoMar Foods and the Aquaculture Division for the fiscal years ending March 31, 1999 and 1998, when net income declined from $131,393 to $28,600. In the last fiscal year, losses of $227,734 and $185,340, respectively from those areas, offset $495,400 net profit from Custom Pack. The Company is integrating the CoMar operations with those of Custom Pack by transferring packaging and processing operations of CoMar to the Custom Pack facility to improve the performance of that business. The Company views the initial losses in the Aquaculture Division as an investment in the future for the Company. For the interim nine months ending December 31, 1999 the loss in CoMar Foods was reduced to $99,069 and the Aquaculture Division loss declined to $61,811. Operations of Killer Bee, also in a beginning phase, contributed $552,368 to the reported $149,722 net loss for the nine months period ending December 31, 1999. These operating losses offset $594,210 net income from Custom Pack. Killer Bee was not included in the December 31, 1998 results. Company expects Killer Bee to be a net income provider in the near future.

Gain on Sale of Assets

         During the fiscal year ending March 31, 1999 the company sold two pieces of equipment is separate transactions to unrelated parties for cash totaling $31,000. These assets had a net book value of $5,674, which resulted in a Gain on Sale of Assets of $25,326.

Seasonality

         Because of the availability of seafood throughout the world markets, there is only a modest seasonal factor for the company's business. Typically, the Company's operating activities increase slightly during the Spring and Fall domestic shrimp harvesting seasons, depending on the abundance of the crop which is found in the wild. The Company expects that the operations of Killer Bee will demonstrate seasonality which reflects the higher recreational fishing activities in the warmer months of the year.

Inflation

         The Company's business is not significantly affected by inflation. The Company anticipates that any increased costs would be passed on to its customers.

New Products and Services

         On April 1, 1999 the company issued 152,564 common shares for the acquisition of Killer Bee, Inc. assets, brand name and customer lists valued at $238,000. The number of shares was determined by the share price of $1.56 which existed at the time of the transaction. Killer Bee packages and distributes over 30 brand name bait products for recreational fishermen. These products are currently sold along the United States Gulf Coast and the Atlantic coast from Florida to Virginia through selected K Mart and Wal Mart stores and independent outlets. The Company believes that these bait products compliment existing seafood operations and will enhance Net Sales significantly.

         On June 25, 1999 the Company purchased the assets and brand name of Drag N Bait, Inc., for $339,000 cash consideration. The purchase price was determined by asset values agreed to by the Company and the seller. There was no affiliation between the parties. Drag N Bait is a recognized supplier of ballyhoo to the recreational fishing market, particularly in Florida. Ballyhoo is considered a premium bait product. The operations of Drag N Bait after June 25, 1999 have been consolidated with those of Killer Bee in the nine months interim financial reports.

Liquidity and Capital Resources

         The operations of the Company and its subsidiaries have historically been provided principally from cash flow from operations of Custom Pack. Financing activities have more recently provided significant capital resources.

OPERATING ACTIVITIES

         The Company's Consolidated Statement of Cash Flows reported $685,572 generated from Operating Activities in the March 31, 1999 fiscal year. Depreciation provided $350,639 and net changes in working capital accounts contributed $334,933. For the nine months ended December 31, 1999, Operation Activities used $1,317,634 in funds, primarily in increased Accounts Receivable ($546,559) and increased inventories from Killer Bee ($533,304). Depreciation provided $313,233 in the latest nine month period.

INVESTING ACTIVITIES

         The Company purchased additional property and equipment of $475,333 and $391,535 in the last fiscal years from March 31, 1999 to 1998, respectively. Sales of property and equipment generated $31,000 in the latest year only. Purchases of property and equipment in the December 31, 1999 and 1998 nine month periods were $622,824 and $506,497, respectively.

FINANCING ACTIVITIES

         Financing activities have become a much more significant source of net cash for the Company and the expansion of the business activities of its subsidiaries. $3,290,610 was provided from this source in the nine months ended December 31, 1999, primarily from $2,792,600 in additional capital contributed.

         Net cash of $463,848 was provided in the 1999 fiscal year from Financing Activities. $100,000 was provided from sale of additional preferred stock, and $363,848 was provided from net changes in notes payable and lease obligations.

         Subsequently, on April 1, 1999 the Company issued 152,564 common shares for the acquisition of Killer Bee, Inc. assets valued at $238,000. On April 7, 1999 the Company issued 114,800 common shares to buy out the balance of $143,500 in payments due under the outstanding non-compete agreement, and issued 32,000 common shares for services rendered, which had a value of $40,000.

         On March 5, 1999 we issued 1,050,000 shares to four investors to be held in escrow until cash proceeds of $650,000 was received by the company. As of the date hereof, we received $477,600 and an aggregate of 771,508 shares were delivered to the investors. We intend on canceling the balance of the subscriptions and returning 278,492 shares to our treasury.

         During April, 1999 we issued 200,000 shares of preferred stock valued at $10.00 per share and 2,000,000 warrants exercisable at the rate of $1.00 per share, expiring on July 15, 2001 for $2,000,000 in cash to William Schofield, a Director of the company. We relied on the exemption from registration at Section 4 (2) of the Securities Act of 1933 for non-public offerings and Rule 506 under Regulation D. These funds are designated by the Company to support working capital requirements for the expansion of the Killer Bee bait products.

SUMMARY DISCUSSION OF LIQUIDITY

         The net increase in cash from Operating Activities, Investing Activities, and Financing Activities for the March 31, 1999 fiscal year totaled $705,087. Subsequent Operating Activities, Investing Activities, and Financing Activities between March 31 and December 31, 1999 have contributed an additional $1,350,153 in net cash.

         Lines of Credit from banks totaling $1,000,000 are available for normal business activities. $500,000 was outstanding as of December 31, 1999.


ITEM 3.  PROPERTIES

         The seafood processing and packaging business is conducted through the Custom Pack subsidiary at its plant located at 555 Bayview Avenue, Biloxi, MS. The plant facility occupies over 50,000 square feet of floor space, including processing areas, coolers, and freezers and is on 3.7 acres of property.

         Certain value-added, ready-to cook, ready-to-eat food items are packaged at the company-owned CoMar Foods, Inc. plant location at 10200 Cody Driskell Road, Irvington, AL. There is 12,800 square feet of processing space on 10 acres of property.

         The company's aquaculture business is conducted at its Ocean Springs, MS facility, which occupies 25 acres, with 10.7 acres developed, and includes three geothermal water wells.

Year 2000

         The company believes that it has addressed potential technological concerns related to the "Year 2000". The company hired an independent consultant to evaluate internal computer needs and "Y2K" compliance, and, as a result, the company has replaced its computer systems and software within the last year. Additionally, the company has communicated with its major vendors and customers and has ascertained their respective readiness to address potential "Y2K" problems. No problems are expected.

         Should the company's freezing and storage capacity be affected by widespread municipal power shortages, the company would have a period of five to seven days to address such loss of power through alternative means before any losses would be experienced.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         This table describes the ownership of our outstanding common stock as of December 31, 1999 by (i) each of our officers and directors; (ii) each person who is known by us to own more than 5% of the Company's outstanding common stock; and (iii) all of our officers as a group:


         Name and Address                      Amount and Nature of             Percentage of
         Of Beneficial Owner                    Beneficially Owned                  Class
         -------------------                    ------------------              -------------

         Brent Gutierrez                          3,217,522(1)                      24.05%
         555 Bayview Avenue
         Biloxi, MS  39530

         Clayton Gutierrez                        3,217,521(2)                      24.05%
         555 Bayview Avenue
         Biloxi, MS  39530

         Frank and Anita Gutierrez JTWROS         2,666,666                         20.71%
         555 Bayview Avenue
         Biloxi, MS  39530

         William Schofield                        5,555,556(3)                      30.14%
         15340 Fiddlesticks Blvd.
         Ft. Meyers, FL  33912

         Equity Advisors, Inc.                    1,000,000(4)                       7.77%
         14502 N. Dale Mabry Hwy
         Tampa, FL  33618

         All officers and directors
         As a group (5 persons)                  14,657,265(1)(2)(3)                75.43%

(1) Includes 500,000 shares which may be obtained by Brent Gutierrez upon the exercise of warrants owned by Mr. Gutierrez in the like amount.

(2) Includes 500,000 shares which may be obtained by Clayton Gutierrez upon the exercise of warrants owned by Mr. Gutierrez in the like amount.

(3) Consists of 3,555,556 shares which may be obtained by Mr. Schofield upon the conversion of preferred shares as of December 31, 1999 and 2,000,000 shares which may be obtained by Mr. Schofield upon the exercise of warrants owned by Mr. Schofield in the like amount.

(4) Includes 1,000,000 shares which may be obtained by Equity Advisors, Inc. upon the exercise of warrants owned by it in the like amount.

     As ownership of shares of the Company's common stock by each of the Company's directors and executive officers is included within the foregoing table, and as the Company currently employs no additional executive officers, no separate table has been provided to identify Company stock ownership by management personnel.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS


                                                                          Years of Service
Name                            Age           Position                    with the Company
----                            ---           --------                    ----------------

Brent Gutierrez                 37         Director, Chief Executive            11
                                           Officer, President, Chief
                                           Financial Officer and
                                           Treasurer

Clayton F. Gutierrez            34         Director, Senior Vice                11
                                           President and Secretary

Frank C. Gutierrez              64         Director                             11

Anita K. Gutierrez              57         Director                             11

William Schofield               62         Director                              9 mos.

Mr. Brent Gutierrez is a founder of the Company and has served as its Chairman of the Board of Directors, Chief Executive Officer and President since its activation in February 1988 as Custom Pack, Inc. Prior to his involvement with the Company he was attending Mississippi State University.

Mr. Clayton F. Gutierrez is also a founder of the Company and has served as a member of the Board of Directors and Senior Vice President since 1988. Prior to his involvement with the Company he was attending the University of Southern Mississippi.

Mr. Frank Gutierrez is a founding Director of the Company. Prior to his involvement he was an owner and manager of Biloxi Freezing Company.

Mrs. Anita Gutierrez is a founding Director of the Company. Prior to her involvement she served as Controller of Biloxi Freezing Company.

Mr. Schofield was elected to the Board of Directors of the Company on April 12, 1999. He is Chairman and Chief Executive Officer of Schofield & Associates, engaged in pet food raw materials brokerage.

         The Company's Bylaws indicate that the Company will hold an annual shareholder meeting within the third or fourth calendar month following the conclusion of its preceding fiscal year of operations, the specific date to be determined by the incumbent directors, at which Company directors shall be elected. Accordingly, the normal term of office of each director is fixed at one year, commencing on the date of his election at such shareholder meeting and continuing until his reelection or replacement at the succeeding such meeting. The Company conducted its 1999 annual shareholder meeting during the month of June 1999.

         Each of the Company's principal officers is elected by and serves at the pleasure of the Board of Directors.

ITEM 6.  EXECUTIVE COMPENSATION

         No Director is specially compensated for the performance of duties in that capacity or for his/her attendance at Director meetings. Neither the Company's bylaws nor Nevada law requires the Board of Directors to conduct regular meetings during an operating period. As the Company's Directors, in their separate capacities as the Company's operating officers, meet daily to review Company activities, no regular or special meetings of the Company's Board of Directors were called or conducted during 1999, nor within the portion of the current fiscal year preceding the filing of this Registration Statement. No Board of Directors Committees operated during 1999 or prior thereto.

         The following table sets forth certain information regarding the compensation paid to each of the Company's officers during the calendar years indicated:


                                           SUMMARY COMPENSATION TABLE


                                Annual                                               Long Term Compensation
                             Compensation                            Awards                  Payouts
              --------------------------------------------------------------------------------------------------

  Name and                                             Other       Restricted                           All Other
  Principal                                            Compen-       Stock        Options/               Compen-
  Position       Year       Salary          Bonus      sation        Awards         SAR's     Payouts    sation
----------------------------------------------------------------------------------------------------------------

Brent            1999        $134,000           $0          $0          $0            0          $0          $0
Gutierrez        1998        $104,000           $0          $0          $0            0          $0          $0
                 1997        $ 95,000           $0          $0          $0            0          $0          $0

Clayton          1999        $134,000           $0          $0          $0            0          $0          $0
Gutierrez        1998        $104,000           $0          $0          $0            0          $0          $0
                 1997        $ 95,000           $0          $0          $0            0          $0          $0

----------------------------------------------------------------------------------------------------------------


         The referenced periodic compensation was set by the Company's directors. The Company has no form of employment agreement with either senior officer, nor any contractual arrangement under which, upon the individual's resignation or other termination of service, or upon the occurrence of any change in the control of the Company, the individual would receive any special compensation.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Except as set forth below, there have neither occurred within the preceding three year period, nor are there pending or proposed, any direct or indirect material transactions between the Company and any of its directors, executive officers or controlling shareholders outside the ordinary course of the Company's business.

         On April 1, 1999 the Company issued 152,564 shares of its outstanding common stock to purchase the assets, brand name, and customer lists of Killer Bee, Inc., a company jointly controlled by Brent Gutierrez and Clayton Gutierrez. The acquisition was valued at $238,000, which represented the value of acquired inventory, as the brand name and customer lists were given no value. On the same date, the Company granted warrants to purchase 1,000,000 shares of common stock (500,000 each) to Brent Gutierrez and Clayton Gutierrez in connection with such purchase. The number of shares given as consideration as well as the exercise price of the options granted to the former owners of Killer Bee, Inc. was determined by the market share price of $1.56 which existed at the time of the transaction.

         During April, 1999 William F. Schofield was elected as a director of the Company, and he purchased 200,000 shares of preferred stock, which was issued by the Company for $2,000,000 cash consideration. The 200,000 convertible preferred shares were issued at the same stated value of $10 per share and under the same terms as were applicable to preferred shares previously authorized and issued by the Company.

         The company purchases some of its product from a related company, G & G Trading Company, and derives a portion of its revenues from sales to that related company. All transactions are at the same prices as with unaffiliated companies. Invoices to this related company for the nine month period ending December 31, 1999 totaled $172,586, or 1.5% of Net Revenues for the period.

ITEM 8. DESCRIPTION OF SECURITIES

         The Company's only authorized classes of capital stock consist of:

         i) 50,000,000 shares of common stock, par value $.001, of which 12,876,915 shares were issued and outstanding as of December 31, 1999 and 11,678,082 shares as of March 31, 1999; and,

         ii) 25,000,000 shares of preferred stock, par value $.001, of which 200,000 shares were issued and outstanding as of December 31, 1999 and 30,000 shares as of March 31, 1999.

Voting Rights

         Each holder of common stock is entitled to cast one vote for each share held on all issues requiring a shareholder vote, but may not cumulate his, her or its votes for the election of directors or for any other purpose. The Company's bylaws authorize the holders of 10% or more of the outstanding capital stock to call a shareholder meeting, and the Nevada General Corporation Act separately authorizes a state district court to order the conduct of a shareholder meeting, upon application of any shareholder, when the Company has failed to hold an annual meeting within the 30 day period succeeding occurrence of the last date designated therefore. To the date of this filing, no such application has been made.

Restrictions on Transferability

         As of October 25, 1999 there were 8,574,246 shares of the company's issued and outstanding shares which are recorded as restricted on the books of the transfer agent.

Distributions in Respect of Shareholdings

         The Company has not declared or paid a dividend on its common shares.

         The future dividend or distribution policy of the Company will be determined at the discretion of the Board of Directors, and will depend upon a number of factors, including future earnings, financial conditions, liquidity and general business conditions. Each share will participate equally in dividends or other distributions, which will be payable when and as declared by the Board of Directors out of funds legally available for that purpose.

Liquidation Rights

         In any liquidation of substantially all of the Company's assets, dissolution of its corporate existence or winding up of its operations or affairs, each holder of one or more common shares of the Company's outstanding capital stock will be entitled to a ratable portion of all assets available for distribution after the Company's payment and satisfaction of all of its debts, liabilities and preferences.

Vote Required to Amend

         Under the Nevada General Corporation Act, the Company's Articles of Incorporation are subject to amendment at any regular or special meeting of the shareholders by the affirmative vote of the holders of a majority of the Company's outstanding shares of capital stock, unless the vote of the holders of a greater number of shares is required by the specific terms of such Certificate. The Company's Articles of Incorporation contains no such requirement.

Preemptive Rights

         Generally, holders of shares of the Company's capital stock do not have any preemptive or other right to subscribe for additional shares on a pro rata basis when and if such additional shares are offered for sale.

Fully Paid and Non-Assessable

         No share of the Company's common stock may be issued before being fully paid. Consequently, once issued, the holders of such shares may not be subjected to further assessment by the Company for the purpose of restoring impaired capital or otherwise.

Transfer Agent and Registrar

         The transfer agent and registrar for outstanding shares of the Company's capital stock is: Fidelity Transfer Agency, 1800 South West Temple, Suite 301, Salt Lake City, UT 84115.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         As of March 31, 1999, the Company reported 11,678,082 outstanding shares of common stock, $.001 par value. As a result of financial transactions occurring after the close of the company's fiscal year on March 31, 1999, outstanding shares of the company's common stock increased to 12,876,915 and preferred shares increased to 200,000.

         The company has outstanding 4,500,000 warrants to purchase additional common shares at prices between $1.00 to $1.56 and expiring on or before July 1, 2001 to April 1, 2009.

         Presently, the Company's securities are traded Over-the counter under the symbol "GSFT". Prior to December 22, 1998, the Company's securities traded under the symbol "IPCK". The shares have not been eligible for listing on any securities exchange or under the NASDAQ system. The Company's directors expect to undertake such actions as may be required as a condition precedent to achieving such NASDAQ listing.

         The following table sets forth the high ask and low bid prices for the periods indicated:


        Quarter ended                       High Ask          Low Bid
        -------------                       --------          -------

        December 31, 1999                   1 3/8              0.68
        September 30, 1999                  1 7/8              1 5/16
        June 30, 1999                       2 1/2              1 1/8

        March 31, 1999                      2 3/4              1
        December 31, 1998                   1 5/16             0.61
        September 30, 1998                  2                  1 1/8
        June 30, 1998                       2 5/8              1 7/16

        March 31, 1998                      2 11/16            1 7/16
        December 31, 1997                   3 1/16             1 3/8

         There were 285 shareholders of record as of October 25, 1999. There were 1,287 reported beneficial owners of the Company's common stock as of November 4, 1999.

         The Company has not paid cash dividends on its common stock and does not expect to pay cash dividends on its common stock in the future.

ITEM 2.  LEGAL PROCEEDINGS

         In the ordinary course of its business, the Company is periodically made a party to routine proceedings or litigation, the expected results of which will have no material adverse affect upon its financial or operating condition. At the present time, neither the Company nor any of its directors or executive officers, nor any controlling shareholder, is a party to any pending legal or administrative proceeding having the potential for any material affect upon any matter herein discussed, nor are any of the Company's properties the subject of such a proceeding, and no such proceeding is known to be overtly threatened.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes and disagreements with accountants on accounting and financial disclosure.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

         On or about June 1, 1997 we issued 300,000 shares to Daniel Jackson, esq. In exchange for legal services performed bt Mr. Jackson on our behalf. We relied on the exemption from registration at Section 4 (2) of the Securities Act of 1933 for non-public offerings.

         On October 1, 1997 we issued an aggregate of 422,492 shares to shareholders of CoMar Foods, Inc. These shares were issued in connection with the acquisition by us of all of the outstanding shares of CoMar. We relied on the exemption from registration at Section 4 (2) of the Securities Act of 1933 for non-public offerings.

         Between January 20, 1998 and May 13, 1998 we issued 30,000 shares of preferred stock to three individuals for an aggregate of $300,000. We relied on the exemption from registration at Section 4 (2) of the Securities Act of 1933 for non-public offerings. On June 14, 1999 all 30,000 shares of preferred stock were converted into an aggregate of 300,000 shares of our common stock.

         On November 1, 1998 we issued 1,000,000 common stock purchase warrants to Equity Advisors, Inc. exercisable at the rate of $1.00 per share. The warrants are exercisable until July 1, 2008. We relied on the exemption from registration at Section 4 (2) of the Securities Act of 1933 for non-public offerings.

         On March 5, 1999 we issued 50,000 shares of our common stock to the I.R. Firm, Inc. in exchange for financial public relations services. The company accounted for the transaction as an expense and amortized the expense over the one year life of the service contract. The price of $1 per share represented the closing market price on December 31, 1998. We relied on the exemption from registration at under Regulation D, Rule 504 of the Securities Act of 1933.

         On March 5, 1999 we issued 1,050,000 shares to four investors to be held in escrow until cash proceeds of $650,000 was received by the company. As of the date of the audit report on March 31, 1999 no payments had been received, so the shares were not listed in the reconciliation of shareholder's equity as of that date. As of the date hereof, we have received $477,600 and an aggregate of 771,508 shares were delivered to the investors. We intend on canceling the balance of the subscriptions and returning 278,492 shares to our treasury. The offering was conducted under Regulation D, Rule 504 of the Securities Act of 1933.

         On April 1, 1999 we issued 152,564 shares to G & G Trading Company and an aggregate of 1,500,000 common stock purchase warrants exercisable at the rate of $1.56 to Brent Gutierrez (500,000 warrants) Clayton Gutierrez (500,000 warrants) and Larry Gollott (500,000 warrants) in connection with the purchase of the assets, brand name and customer lists of Killer Bee, Inc. Mr. Brent Gutierrez is the company's CEO, President, CFO, Treasurer and a Director. Mr. Clayton Gutierrez is the company's Senior Vice President, Secretary and a Director. We relied on the exemption from registration at Section 4 (2) of the Securities Act of 1933 for non-public offerings.

         On April 7, 1999 we issued 114,800 shares of the company's common stock to Henry Gutierrez in lieu of future payments of $143,500 which were due under a certain non-compete agreement between the company and Mr. Gutierrez. We relied on the exemption from registration at Section 4 (2) of the Securities Act of 1933 for non-public offerings.

         On June 23, 1999 we issued 32,000 shares of the company's common stock to Finch Enterprises, LLC in lieu of consulting services valued at $40,000. We relied on the exemption from registration at Section 4 (2) of the Securities Act of 1933 for non-public offerings.

         During April, 1999 we issued 200,000 shares of preferred stock valued at $10.00 per share and 2,000,000 warrants exercisable at the rate of $1.00 per share, expiring on July 15, 2001 for $2,000,000 in cash to William Schofield, a Director of the company. We relied on the exemption from registration at Section 4 (2) of the Securities Act of 1933 for non-public offerings.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Nevada General Corporation Act (the "Nevada Act") provides that each existing or former director and officer of a corporation may be indemnified in certain instances against certain liabilities which he or she may incur, inclusive of fees, costs and other expenses incurred in connection with such defense, by virtue of his or her relationship with the corporation, or with another entity to the extent that such latter relationship shall have been undertaken at the request of the corporation; and may have advanced such expenses incurred in defending against such liabilities upon undertaking to repay the same in the event an ultimate determination is made denying entitlement to indemnification. The Company's bylaws incorporate the statutory form of indemnification by specific reference. The Company has never acquired or applied for any policy of directors' and officers' liability insurance as a means of offsetting its obligation for indemnity.

                   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         The financial statements of the Company, which are furnished herein as of March 31, 1999 and 1998, have been audited by Jones, Jensen & Company, independent auditors, as described in its reports with respect thereto. The accompanying financial reports for the nine months reporting period as of and ending December 31, 1999 are unaudited. In the opinion of management, the amounts reflected in the interim reports include all adjustments, which are consist of normal recurring adjustments, necessary for a fair presentation of the results of operations presented for the period.

         The following list sets forth a brief description of each of the Company's financial statements and exhibits being filed as a part of this Registration Statement, as well as the page number on which each statement or exhibit commences:

Financial Statements

AUDITED FISCAL YEAR END MARCH 31, 1999 AND 1998

         1.       Index to Financial Statements                                 F-2

         2.       Independent Auditor's Report                                  F-3

         3.       Balance Sheets, March 31, 1999 and 1998                       F-4-5

         4.       Consolidated Statements of Operations for each of
                  the years ended March 31, 1999 and 1998                       F-6

         5.       Consolidated Statements of Shareholder's Equity
                  since March 31, 1996                                          F-7

         6.       Consolidated Statements of Cash Flows for each of
                  the years ended March 31, 1999, 1998, and 1997                F-8-9

         7.       Notes to Financial Statements                                 F-10-21

UNAUDITED FINANCIAL STATEMENTS FOR NINE MONTHS ENDED DECEMBER 30, 1999 AND 1998

         8.       Company cover letter of February 9, 2000                      F-22

         9.       Index to financial statements                                 F-23

         10.      Balance Sheets, December 31, 1999 and 1998                    F-24-25

         11.      Consolidated Statements of Operations for each of
                  the nine months ended December 30, 1999 and 1998              F-26

         12.      Consolidated Statements of Shareholder's Equity
                  since March 31, 1999                                          F-27

         13.      Consolidated Statements of Cash Flows for each of
                  the nine months ended December 31, 1999, and 1998             F-28

         14.      Notes to Financial Statements                                 F-29-39

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)

                   Restated Consolidated Financial Statements

                             March 31, 1999 and 1998

                                 C O N T E N T S

Independent Auditors' Report..................................................... 3

Consolidated Balance Sheets ..................................................... 4

Consolidated Statements of Operations ........................................... 6

Consolidated Statements of Stockholders' Equity ................................. 8

Consolidated Statements of Cash Flows............................................ 9

Notes to the Consolidated Financial Statements...................................11

                          INDEPENDENT AUDITORS' REPORT



Board of Directors
Global Seafood Technologies, Inc.
(Formerly International Custom Pack, Inc.)
Biloxi, Mississippi


We have audited the accompanying consolidated balance sheets of Global Seafood Technologies, Inc. (formerly International Custom Pack, Inc.) as of March 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended March 31, 1999, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Seafood Technologies, Inc. (formerly International Custom Pack, Inc.) as of March 31, 1999 and 1998 and the results of their operations and their cash flows for the years ended March 31, 1999, 1998 and 1997, in conformity with generally accepted accounting principles.

As discussed in Note 12 to the consolidated financial statements, certain errors were discovered by management of the Company during the current year resulting in the overstatement of previously reported amounts in Additional Paid-In Capital and Retained Earnings as of March 31, 1999 and 1998, and an overstatement of net income for the years ended March 31, 1999, 1998 and 1997. Accordingly, certain adjustments have been made to the above-mentioned accounts for the years ended March 31, 1999, 1998 and 1997 to correct the errors.


/s/ JONES, JENSEN, & COMPANY
Jones, Jensen, & Company
Salt Lake City, Utah
June 25, 1999

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                           Consolidated Balance Sheets
                           (As Restated - See Note 12)


                                     ASSETS

                                                                           March 31,
                                                                  --------------------------
                                                                     1999            1998
                                                                  ----------      ----------
CURRENT ASSETS
     Cash and cash equivalents (Note 1)                           $  743,718      $   38,631
     Accounts receivable - net (Note 1)                              477,247         388,055
     Accounts receivable, related parties - net (Note 1)             153,771          46,139
     Prepaid income taxes (Note 8)                                    46,111          38,572
     Prepaid expenses                                                     --           6,045
     Inventories (Note 1)                                                 --         153,655
     Deferred tax asset, current (Note 8)                              2,300              --
                                                                  ----------      ----------

         Total  Current Assets                                     1,423,147         671,097
                                                                  ----------      ----------

PROPERTY AND EQUIPMENT - NET (Notes 1 and 2)                       2,785,230       2,503,885
                                                                  ----------      ----------

OTHER ASSETS

     Deferred tax asset (Note 8)                                      12,300              --
     Deposits                                                         11,144           3,089
                                                                  ----------      ----------

         Total Other Assets                                           23,444           3,089
                                                                  ----------      ----------

         TOTAL ASSETS                                             $4,231,821      $3,178,071
                                                                  ==========      ==========


The accompanying notes are an integral part of these consolidated financial statements

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                     Consolidated Balance Sheets (Continued)
                           (As Restated - See Note 12)


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                            March 31,
                                                                  -------------------------------
                                                                      1999               1998
                                                                  ------------       ------------
CURRENT LIABILITIES

  Accounts payable - trade                                        $    689,875       $    336,637
  Accounts payable - related party (Note 1)                             71,583                980
  Accrued expenses                                                      27,185             35,823
  Income taxes payable (Note 8)                                            918             17,144
  Notes payable, current portion (Note 3)                              140,051            556,702
  Notes payable to related parties (Note 4)                            113,500            114,211
  Obligations under capital leases, current portion (Note 6)            93,581            138,012
                                                                  ------------       ------------

     Total Current Liabilities                                       1,136,693          1,199,509
                                                                  ------------       ------------

LONG-TERM LIABILITIES

  Notes payable (Note 3)                                             1,337,806            349,883
  Obligations under capital leases (Note 6)                             81,501             81,458
                                                                  ------------       ------------

     Total Long-Term Liabilities                                     1,419,307            431,341
                                                                  ------------       ------------

     Total Liabilities                                               2,556,000          1,630,850
                                                                  ------------       ------------

COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDERS' EQUITY

  Preferred stock: 25,000,000 shares authorized
   of $0.001 par value, 30,000 and 20,000 shares
   issued and outstanding, respectively                                     30                 20
  Common stock: 50,000,000 shares authorized
   of $0.001 par value, 11,678,082 and 11,628,082
   shares issued and outstanding, respectively                          11,678             11,628
  Additional paid-in capital                                         1,367,316          1,189,376
  Prepaid consulting (Note 1)                                          (78,000)                --
  Retained earnings                                                    374,797            346,197
                                                                  ------------       ------------

     Total Stockholders' Equity                                      1,675,821          1,547,221
                                                                  ------------       ------------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $  4,231,821       $  3,178,071
                                                                  ============       ============


The accompanying notes are an integral part of these consolidated financial statements

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                      Consolidated Statements of Operations
                           (As Restated - See Note 12)

                                                         For the Years Ended March 31,
                                              --------------------------------------------------
                                                  1999               1998                1997
                                              ------------       ------------       ------------
NET SALES                                     $ 13,841,059       $ 14,054,926       $ 15,909,617

EXPENSES

  Cost of sales                                 11,702,369         12,298,412         14,452,998
  Non-complete covenant                             32,800             32,800             32,800
  Depreciation expense                             350,639            258,465            221,204
  Bad debt expense                                      --              3,288                 --
  Selling, general and administrative            1,672,925          1,275,453            896,743
                                              ------------       ------------       ------------

     Total Expenses                             13,758,733         13,868,418         15,603,745
                                              ------------       ------------       ------------

INCOME BEFORE OTHER
 INCOME (EXPENSES)                                  82,326            186,508            305,872
                                              ------------       ------------       ------------

OTHER INCOME (EXPENSES)

  Other income                                      66,822            142,833             77,841
  Interest income                                    5,482              1,800              1,135
  Gain on disposition of assets                     25,326                 --                 --
  Interest expense                                (141,740)          (112,421)          (101,591)
                                              ------------       ------------       ------------

     Total Other Income (Expenses)                 (44,110)            32,212            (22,615)
                                              ------------       ------------       ------------

NET INCOME BEFORE CORRECTION
 OF AN ERROR                                        38,216            218,720            283,257

    Correction of an error - interest
     expense (Note 12)                                  --             (2,000)           (32,000)
                                              ------------       ------------       ------------

NET INCOME BEFORE
 INCOME TAXES                                       38,216            216,720            251,257

PROVISION FOR INCOME
 TAXES (Note 8)                                      9,616             87,327            105,506
                                              ------------       ------------       ------------

NET INCOME                                    $     28,600       $    129,393       $    145,751
                                              ============       ============       ============




The accompanying notes are an integral part of these consolidated financial statements

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                Consolidated Statements of Operations (Continued)
                           (As Restated - See Note 12)

                                                           For the Years Ended March 31,
                                              ------------------------------------------------------
                                                   1999                1998                1997
                                              --------------      --------------      --------------
BASIC EARNINGS PER SHARE

  Basic earnings per share - previously
    reported                                  $         0.00      $         0.01      $         0.02
  Correction of an error                                  --                  --               (0.01)
                                              --------------      --------------      --------------

     Basic Earnings Per Share                 $         0.00      $         0.01      $         0.01
                                              ==============      ==============      ==============

WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING                            11,628,082          11,414,278          10,905,590
                                              ==============      ==============      ==============

FULLY DILUTED EARNINGS PER SHARE

Fully diluted earnings per share -
 previously reported                          $         0.00      $         0.01      $         0.02
Correction of an error                                    --                  --                  --
                                              --------------      --------------      --------------

     Fully Diluted Earnings Per Share         $         0.00      $         0.01      $         0.02
                                              ==============      ==============      ==============

WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING                            11,824,148          11,458,113          10,905,590
                                              ==============      ==============      ==============




The accompanying notes are an integral part of these consolidated financial statements

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Consolidated Statements of Stockholders' Equity
                           (As Restated - See Note 12)

                                           Preferred Stock             Common Stock          Additional
                                    --------------------------  ---------------------------    Paid-in        Retained
                                       Shares       Amount         Shares         Amount       Capital        Earnings
                                    ------------  ------------  ------------   ------------  ------------    ------------
Balance,  March 31, 1996
 (previously reported)                        --  $         --    10,905,590   $     10,906  $      4,252    $     87,053

Correction of error (Note 12)                 --            --            --             --      (400,000)        (16,000)
                                    ------------  ------------  ------------   ------------  ------------    ------------

Restated balance, March 31,
 1996                                         --            --    10,905,590         10,906      (395,748)         71,053

Additional capital contributed                --            --            --             --         2,159              --

Net income for the year ended
 March 31, 1997                               --            --            --             --            --         145,751
                                    ------------  ------------  ------------   ------------  ------------    ------------

Balance, March 31, 1997                       --            --    10,905,590         10,906      (393,589)        216,804

Common stock issued in
 lieu of debt (Notes 1 and 12)                --            --       300,000            300       449,700              --

Common stock issued to
 purchase CoMar Foods, Inc.
 on October 1, 1997                           --            --       422,492            422       933,285              --

Preferred stock issued for cash
 during 1997                              20,000            20            --             --       199,980              --

Net income for the year ended
 March 31, 1998                               --            --            --             --            --         129,393
                                    ------------  ------------  ------------   ------------  ------------    ------------

Balance, March 31, 1998                   20,000            20    11,628,082         11,628     1,189,376         346,197

Preferred stock issued for
 cash during 1998                         10,000            10            --             --        99,990              --

Common stock issued for
 prepaid consulting services
 on March 31, 1999 (Note 12)                  --            --        50,000             50        77,950              --

Net income for the year ended
 March 31, 1999                               --            --            --             --            --          28,600
                                    ------------  ------------  ------------   ------------  ------------    ------------
Balance, March 31, 1999                   30,000  $         30    11,678,082   $     11,678  $  1,367,316    $    374,797
                                    ============  ============  ============   ============  ============    ============


The accompanying notes are an integral part of these consolidated financial statements

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                      Consolidated Statements of Cash Flows
                           (As Restated - See Note 12)

                                                                     For the Years Ended March 31,
                                                        --------------------------------------------------
                                                            1999               1998               1997
                                                        ------------       ------------       ------------
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net Income                                            $     28,600       $    129,393       $    145,751
  Adjustments to reconcile net income to
   net cash provided by operating activities:
   Depreciation                                              350,639            258,465            221,204
   (Gain) loss on sale of assets                             (25,326)                --              2,517
   Bad debts                                                      --              3,288                 --
  Changes in assets and liabilities:
   (Increase) decrease in accounts receivable
    and accounts receivable - related                       (196,824)          (141,581)           (31,335)
   (Increase) decrease in taxes receivable                    (7,539)           (38,572)                --
   (Increase) decrease in deferred tax asset                 (14,600)            16,075              5,167
   (Increase) decrease in inventories                        153,655            (46,724)           (25,958)
   (Increase) decrease in prepaid expenses                     6,045             15,690            (21,735)
   (Increase) decrease in deposits                            (8,055)            (3,089)            45,000
   Increase (decrease) in accounts payable
    and accounts payable - related                           423,841            157,099            (33,293)
   Increase (decrease) in taxes payable                      (16,226)           (73,583)            68,027
   Increase (decrease) in accrued expenses                    (8,638)            16,505             28,917
                                                        ------------       ------------       ------------

  Net Cash Provided by Operating Activities                  685,572            292,966            404,262
                                                        ------------       ------------       ------------
CASH FLOWS FROM INVESTING ACTIVITIES:

   Sale of property and equipment                             31,000                 --                 --
   Purchase of property and equipment                       (475,333)          (391,535)          (117,415)
                                                        ------------       ------------       ------------

  Net Cash Used in Investing Activities                     (444,333)          (391,535)          (117,415)
                                                        ------------       ------------       ------------
CASH FLOWS FROM FINANCING ACTIVITIES:

  Additional capital contributed                                  --                 --              2,159
  Proceeds from sale of preferred stock                      100,000            200,000                 --
  Payments on notes payable and leases payable              (956,152)          (280,539)          (247,721)
  Proceeds of notes payable and leases payable             1,320,000                 --             62,631
                                                        ------------       ------------       ------------
  Net Cash Provided (Used by)
   Financing Activities                                      463,848            (80,539)          (182,931)
                                                        ------------       ------------       ------------

NET INCREASE (DECREASE) IN CASH                              705,087           (179,108)           103,916

CASH AND CASH EQUIVALENTS AT
  BEGINNING OF YEAR                                           38,631            217,739            113,823
                                                        ------------       ------------       ------------
CASH AND CASH EQUIVALENTS AT
  END OF YEAR                                           $    743,718       $     38,631       $    217,739
                                                        ============       ============       ============

The accompanying notes are an integral part of these consolidated financial statements

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                Consolidated Statements of Cash Flows (Continued)
                           (As Restated - See Note 12)

                                                              For the Years Ended March 31,
                                                       ------------------------------------------
                                                          1999            1998            1997
                                                       ----------      ----------      ----------
SUPPLEMENTAL CASH FLOW INFORMATION

  Cash paid for:

  Interest                                              $  141,740      $  112,421      $  103,402
  Income taxes                                          $   27,126      $  183,407      $   37,479

NON CASH FINANCING ACTIVITIES

  Property and equipment purchased under
   capital leases                                       $  118,860      $   21,905      $       --

  Property and equipment acquired by assuming
   notes payable                                        $       --      $  200,000      $       --

  Common stock issued for the purchase of
   CoMar Foods, Inc.                                    $       --      $  933,707      $       --

  Common stock issued in lieu of outstanding
   debt                                                 $       --      $  450,000      $       --

The accompanying notes are an integral part of these consolidated financial statements

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a.   Organization

         The consolidated financial statements include those of Global Seafood Technologies, Inc. (formerly International Custom Pack, Inc.) (ICP) and its wholly-owned subsidiaries, Custom Pack, Inc. and CoMar Foods, Inc. Custom Pack, Inc. has a separate division that is accounted for as the "Aguaculture Division" in the consolidated financial statements, although it is not a separate subsidiary. Collectively, they are referred to herein as "the Company".

         Global Seafood Technologies, Inc. (GST) was incorporated under the laws of the State of Nevada on May 29, 1986 under the name of Rue de Rivoli Perfumeries of America, Ltd. It later changed its name to Enviro Solutions International, Inc. on November 21, 1994 in contemplation of a merger with Enviro Solutions International, Inc. of Utah. The merger was never completed. However, the name was still changed.

         On October 31, 1995, the Company completed an Agreement and Plan of Reorganization whereby GST issued 8,000,000 shares of its common stock in exchange for all of the outstanding common stock of Custom Pack, Inc. (Custom). Pursuant to the reorganization, the name was changed to International Custom Pack, Inc. The Company later changed its name to Global Seafood Technologies, Inc. during 1998.

         The reorganization was accounted for as a recapitalization of Custom because the shareholders of Custom control the Company after the acquisition. Therefore, Custom is treated as the acquiring entity. Accordingly, there was no adjustment to the carrying value of the assets or liabilities of GST. GST is the acquiring entity for legal purposes and Custom is the surviving entity for accounting purposes.

         On October 1, 1997, the Company completed an Agreement and Plan of Reorganization whereby GST issued 422,492 shares of its common stock valued at $933,707, paid $300,000 in cash and assumed liabilities of $266,293 for a total of $1,500,000 in exchange for all of the outstanding common stock (CoMar). The acquisition has been accounted for as a purchase. The 422,492 shares issued were valued at $933,707 or $2.21 per share. The $2.21 per share amount was determined based upon the market price of the 422,492 shares issued over a reasonable period of time before and after the Agreement and Plan of Reorganization was reached, which approximated the fair market value of the assets and liabilities acquired through the purchase.

         GST was incorporated for the purpose of creating a vehicle to obtain capital to seek out, investigate and acquire interests in products and businesses which may have a potential for profit.

         Custom, a wholly-owned subsidiary, was incorporated under the laws of the State of Mississippi on February 15, 1988. It was incorporated for the purpose of being a full service processor, packager, and storage provider of shrimp and other seafood.

         CoMar, a wholly-owned subsidiary, was incorporated under the laws of the State of Alabama on February 26, 1993. CoMar is a full service processor and packager of shrimp and other seafood products.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (Continued)

         b. Accounting Method

         The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a March 31 year end.

         c. Cash and Cash Equivalents

         Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition. The Company's cash accounts at its banks are insured by the FDIC up to $100,000. The amount in excess of the insured limits at March 31, 1999 was $639,845.

         d. Basic and Fully Diluted Earnings Per Share

         The computations of basic earnings per share of common stock are based on the weighted average number of shares outstanding during the period of the consolidated financial statements. Common stock equivalents, consisting of the preferred shares, have been included in the fully diluted earnings per share.

         e. Principles of Consolidation

         The consolidated financial statements include those of Global Seafood Technologies, Inc. and its wholly-owned subsidiaries, Custom Pack, Inc. and CoMar Foods, Inc. All significant intercompany accounts and transactions have been eliminated.

         f. Inventories

         Inventory supplies are stated at the lower of cost (computed on a first-in, first-out basis) or market. The inventory consists of seafood, seafood storage bags, packing boxes and other miscellaneous packaging materials.

         g. Property and Equipment

         Property and equipment are stated at cost. Expenditures for small tools, ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized. Depreciation is computed using the straight-line and accelerated methods over estimated useful lives as follows:


         Machinery and equipment        5 to 7 years
         Furniture and fixtures         5 to 7 years
         Buildings                      3 to 7 years
         Vehicles                       5 years
         Water well                     7 years

         h. Accounts Receivable

         Accounts receivable are recorded net of the allowance for doubtful accounts of $5,886 and $5,886 for the years ended March 31, 1999 and 1998, respectively.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (Continued)

         i. Related Party Transactions

         The Company purchases some of its product and supplies from a related company. The amounts owed to this Company at March 31, 1999 and 1998 was $71,583 and $980, respectively.

         The Company also sells some of its product to the same related company. The amounts owed from this company at March 31, 1999 and 1998 was $153,771 and $46,139, respectively.

         j. Revenue Recognition

         Revenue is recognized upon shipment of goods to the customer.

         k. Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         l. Reclassifications

         Certain prior period amounts have been reclassified to conform to the March 31, 1999 financial statement presentation.

         m. Advertising

         The Company follows the policy of charging the costs of advertising to expense as incurred.

         n. Change in Accounting Principle

         The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" during the year ended March 31, 1999. In accordance with SFAS No. 128, diluted earnings per share must be calculated when an entity has convertible securities, warrants, options, and other securities that represent potential common shares. The purpose of calculating diluted earnings (loss) per share is to show (on a pro forma basis) per share earnings or losses assuming the exercise or conversion of all securities that are exercisable or convertible into common stock and that would either dilute or not affect basis EPS. As permitted by SFAS No. 128, the Company has retroactively applied the provisions of this new standard by showing the fully diluted earnings per common share for all years presented.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                  (Formerly Global Seafood Technologies, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (Continued)

         o. Prepaid Consulting

         During the year ended March 31, 1999, the Company issued 50,000 shares of its outstanding common stock valued at $1.56 (See Note 12) per share under a consulting/investment relations agreement for a 12-month period beginning April 1, 1999. The 50,000 shares issued have been valued at the fair market value of the services to be performed or $78,000 which approximates the fair value of the shares on the date of issuance. The $78,000 has been recorded by the Company as prepaid consulting to be amortized during the year ended March 31, 2000.

NOTE 2 - PROPERTY AND EQUIPMENT

         Property and equipment at March 31, 1999 and 1998 consisted of the following:

                                                    March 31,
                                         -------------------------------
                                             1999               1998
                                         ------------       ------------
     Land                                $    102,926       $    102,926
     Buildings and improvements             2,057,887          1,950,207
     Furniture and fixtures                    26,780             26,780
     Machinery and equipment                2,618,001          2,129,745
     Vehicles                                  27,820             27,820
     Water well                               121,441            121,441
                                         ------------       ------------

             Total                          4,954,855          4,358,919

Less accumulated depreciation              (2,169,625)        (1,855,034)
                                         ------------       ------------

Property and equipment - net             $  2,785,230       $  2,503,885
                                         ============       ============

    Depreciation expense for the years ended March 31, 1999, 1998 and 1997 was $350,639, $258,465 and $221,204, respectively.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                  (Formerly Global Seafood Technologies, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998


NOTE 3 - NOTES PAYABLE

         Notes payable at March 31, 1999 and 1998 consisted of the following:

                                                                         March 31,
                                                                  --------------------------
                                                                     1999            1998
                                                                  ----------      ----------
Note payable to a bank, secured by property and
 equipment, interest at 8.25%, interest and principal
 payments of $8,530 due monthly, matured on
 March 5, 1998.                                                   $       --      $  307,278

Line of credit with a bank, maximum balance of
 $200,000, secured by property and equipment,
 interest at the bank's prime rate (8.5% as of March
 31, 1998), interest payments due monthly, principal
 amount due March 10, 1998.                                               --         172,530

Note payable, secured by property, interest at 9.0%,
 interest and principal payments of $1,497 due monthly,
 matures on July 1, 2012.                                            141,435         143,974

Note payable, secured by property, interest at 8.0%,
 interest and principal payments of $702 due monthly,
 matures on November 23, 2003.                                        32,413          37,999

Note payable, secured by property, interest at 12.0%,
 interest and principal payments of $3,337 due monthly,
 matured on November 1, 2002.                                             --         140,631

Note payable, secured by property, interest at 14.5%,
 interest and principal payments of $4,136 due monthly,
 matured on August 15, 2000.                                              --          99,348

Note payable, secured by property, interest at 8.05%,
  interest and principal payments of $16,124 due monthly,
  matures on July 5, 2003.                                         1,260,603              --

Note payable, secured by property, interest at 7.5%,
 interest and principal payments of $399 due monthly,
 matures on November 15, 2002.                                        15,285              --

Note payable, secured by property, interest at 7.5%,
 interest and principal payments of $737 due monthly,
 matures on October 15, 2002.                                         27,000              --

Note payable, secured by property, interest at 15.77%,
 interest and principal payments of $47 due monthly,
 matures December 16, 2001.                                              493           1,060

Note payable, secured by property, interest at 11.09%,
 interest and principal payments of $628 due monthly,
 matures during April 1999.                                              628           3,765
                                                                  ----------      ----------

     Total notes payable                                          $1,477,857      $  906,585
                                                                  ----------      ----------

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                  (Formerly Global Seafood Technologies, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998


NOTE 3 - NOTES PAYABLE (Continued)


               Total notes payable            $      1,477,857    $    906,585

               Less: current portion                  (140,051)       (556,702)

                                              ----------------    ------------
               Long-term notes payable        $      1,337,806    $    349,883
                                              ================    ============


         Maturities of long-term debt are as follows:

               Year Ending
                 March 31,                         Amount
               -----------                    --------------
                   2000                       $     140,051
                   2001                             152,359
                   2002                             166,884
                   2003                             184,354
                   2004                             834,209
                   2005 and thereafter                   --
                                                 ----------
                   Total                      $   1,477,857
                                                 ==========

NOTE 4 - NOTES PAYABLE - RELATED PARTIES

                                                                                              March 31,
                                                                                     --------------------------
                                                                                        1999            1998
                                                                                     ----------      ----------
                   Note payable to a related individual, unsecured, interest
                    at 10%, interest and principal payments of $200 due
                    quarterly, matured on March 31, 1999.                            $       --      $      711

                   Note payable to shareholder, unsecured, interest at 10%,
                    interest payments due quarterly and annually, principal
                    amount is due on demand.                                            113,500         113,500
                                                                                     ----------      ----------

                   Total notes payable - related parties                             $  113,500      $  114,211
                                                                                     ==========      ==========

NOTE 5 - LINE OF CREDIT

         The Company has a line of credit with a bank. The loan is secured by commercial property under a deed of trust and mortgage and by a UCC commercial security agreement, accrues interest at 7.5% per annum, and has a maximum balance of $500,000. The line is renewed annually and currently expires on October 5, 1999. The balance outstanding on the line of credit at March 31, 1999 was $-0-.

NOTE 6 - CAPITAL LEASES

         The Company leases certain equipment with lease terms ending in October 1999 through September 2003. Obligations under these capital leases have been recorded in the accompanying consolidated financial statements at the present value of future minimum lease payments. The capitalized cost of $945,388 less accumulated depreciation of $705,621 is included in property and equipment in the accompanying consolidated financial statements at March 31, 1999.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998


NOTE 6 - CAPITAL LEASES (Continued)

         Obligations under capital leases at March 31, 1999 and 1998 consisted of the following:

                                                   March 31,
                                         -------------------------------
                                             1999               1998
                                         ------------       ------------
          Total                          $    175,082       $    219,470
          Less: current portion               (93,581)          (138,012)
                                         ------------       ------------
          Long-term portion              $     81,501       $     81,458
                                         ============       ============

         The future minimum lease payments under these capital leases and the net present value of the future minimum lease payments are as follows:

         Year Ending
          March 31,                                             Amount
         -----------                                          ----------
         2000                                                 $  106,242
         2001                                                     34,710
         2002                                                     19,578
         2003                                                     19,578
         2004                                                      9,789
         2005 and thereafter                                          --
                                                              ----------
         Total future minimum lease payments                     189,897

         Less, amount representing interest                     (14,815)
                                                              ----------

         Present value of future minimum lease payments       $  175,082
                                                              ==========

NOTE 7 - MAJOR CUSTOMERS AND SUPPLIERS

         For the year ended March 31, 1999, two customers generated sales in excess of 10% of the Company's total sales. Sales to these two customers made up approximately 36% and 32%, respectively, of total revenues for the year ended March 31, 1999.

         For the year ended March 31, 1998, two customers generated sales in excess of 10% of the Company's total sales. Sales to these two customers made up approximately 25% and 22%, respectively, of total revenues for the year ended March 31, 1998.

         For the year ended March 31, 1997, one customer generated sales in excess of 10% of the Company's total sales. Sales to this customer made up approximately 85% of total revenues for the year ended March 31, 1997.

         The Company purchased product from three suppliers during the year ended March 31, 1999 that generated costs in excess of 10% of the Company's total purchases. Purchases from these three suppliers made up approximately 22%, 15% and 12%, respectively, of total purchases for the year ended March 31, 1999.

         The Company purchased product from three suppliers during the year ended March 31, 1998 that generated costs in excess of 10% of the Company's total purchases. Purchases from these three suppliers made up approximately 26%, 15% and 15%, respectively, of total purchases for the year ended March 31, 1998.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998


NOTE 7 - MAJOR CUSTOMERS AND SUPPLIERS (Continued)

         The Company purchased product from two suppliers during the year ended March 31, 1997 that generated costs in excess of 10% of the Company's total purchases. Purchases from these two suppliers made up approximately 27% and 16%, respectively, of total purchases for the year ended March 31, 1997.

         All significant sales and purchases that exceeded 10% during the years ended March 31, 1999, 1998 and 1997 were in the seafood packaging and processing segment.

NOTE 8 - INCOME TAXES

         Provision for income taxes for the years ended March 31, 1999, 1998 and 1997 consisted of the following:

                                                                                March 31,
                                                              -----------------------------------------------
                                                                  1999            1998                1997
                                                              ------------      ----------        -----------
         Current:
             Federal income taxes                             $     19,376      $   70,670        $    86,292
             State income taxes                                      4,840          17,144             14,047

         Deferred:
             Federal income taxes                                  (14,600)           (487)             5,167
                                                              ------------      ----------        -----------

         Total provision for income taxes                     $      9,616      $   87,327        $   105,506
                                                              ============      ==========        ===========

         The effect of the correction of the errors described in Note 12 did not have a material impact on the provision for income taxes for the years ended March 31, 1999, 1998 or 1997. Accordingly, no adjustment has been recorded to the provision for income taxes for these years.

         As of March 31, 1999 and 1998, the Company owed $918 and $17,144 in state income taxes, respectively.

         As of March 31, 1999 and 1998, the Company overpaid its federal income taxes by $46,111 and $38,572, respectively.

         As of March 31, 1999 and 1998, a deferred tax asset of $14,600 and $-0-was recognized and recorded.

         A reconciliation of income taxes at the federal statutory rate to the effective tax rate is as follows:

                                                                  1999            1998                1997
                                                              ------------      ----------        -----------
         Income taxes computed at the
          federal statutory rate                              $   24,216        $   81,079        $   109,422
         Non-deductible allowance for
          bad debts                                               (2,300)               --                 --
         Other non-deductible items                                   --             6,248             11,085
         Accelerated depreciation expense                        (12,300)               --            (15,001)
                                                             -----------        ----------        -----------
         Income Tax Expense                                  $     9,616        $   87,327        $   105,506
                                                             ===========        ==========        ===========

                       GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                            March 31, 1999 and 1998


NOTE 9 - COMMITMENTS AND CONTINGENCIES

     Non-Compete Agreement

     The Company entered into a covenant-not-to-compete during the year ended March 31, 1991. The original agreement required $492,000 to be paid over 10 years at $49,200 each year. The agreement was amended in 1994 due to an examination by the Internal Revenue Service. The current agreement calls for annual payments of $32,800. Future minimum payments are required as follows:

     Year Ending
       March 31,               Amount
     -----------               ------
         2000                 $ 32,800
         2001                   32,800
         2002                   32,800
         2003                   32,800
         2004                   32,800
         2005                   10,500
      Thereafter                    --
                              --------

          Total               $174,500
                              ========

     Subsequent to March 31, 1999, the Company issued 114,800 shares of its outstanding common stock in lieu of the future payments required under the non-compete agreement (see Note 12).

     Common Stock Contingency

     The Company is aware of numerous possible claims by individuals that received either through purchase or otherwise, 850,000 forged shares of the Company's common stock that purport to represent issued and outstanding shares. The shares are not listed on the Company's shareholder records and do not represent duly issued and outstanding shares of the Company's common stock. Although no litigation is pending in relation to these shares, it is possible that the Company may have to honor these 850,000 shares of common stock in the future. The shares have not been recorded by the Company at March 31, 1999 since the ultimate outcome is currently not estimatable.

     The Company is also in the process of trying to recover 1,700,000 common shares. The holder of the shares is claiming breach of contract and claims that he is entitled to the shares. The claim is currently in litigation and management intends on vigorously contesting the claim. The Company has filed an answer and a counterclaim against the holder seeking specific performance of a settlement agreement previously entered into. While the possibility that an unfavorable outcome exists, the Company has determined that the potential loss is remote and fully intends on recovering the entire 1,700,000 shares. It is remotely possible, however, that the Company may have to honor these shares in the future, although the shares have not been recorded by the Company as outstanding shares as of March 31, 1999.

                       GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                            March 31, 1999 and 1998


NOTE 9 - COMMITMENTS AND CONTINGENCIES (Continued)

     Leases

     The Company has entered into several non-cancelable leases, accounted for as operating leases, of certain machinery and equipment used in operations. The minimum future payments required under the operating leases are as follows:

    Year Ending
     March 31,                  Amount
    -----------                --------
       2000                    $152,424
       2001                     113,204
       2002                      10,894
       2003                      10,894
       2004                       5,147
       2005 and thereafter           --
                               --------

Total                          $292,563
                               ========

NOTE 10 - WARRANTS OUTSTANDING

     On November 1, 1998, the Company granted warrants to a consultant to purchase 1,000,000 shares of common stock at $1.00 per share which approximated market value for the shares at the time of issuance. This is consistent with the accounting treatment of SFAS No. 123, "Accounting for Stock-Based Compensation." The warrants are exercisable until July 1, 2008.

     The Company estimates the fair value of each stock option and warrant at the grant date by using the Black-Scholes pricing model. The following assumptions were used: risk-free interest rate of 6%, eight year expected life, 35% expected volatility, and no expected dividends. Accordingly, no additional expense was recorded for the year ended March 31, 1999.

NOTE 11 - CONSOLIDATED PROFORMA STATEMENT OF OPERATIONS

     The historical information contained herein has been consolidated on a proforma basis and is presented as unaudited. The purchase of assets and liabilities from CoMar on October 1, 1997 are described in Note 1. Unaudited pro forma consolidated results of operations for the years ended March 31, 1998 and 1997 as though CoMar had been acquired as of April 1, 1996 follows:

                                For the Year Ended
                                     March 31,
                           ------------------------------
                               1998              1997
                           ------------      ------------
NET SALES                  $ 14,334,591      $ 16,469,001
                           ------------      ------------

NET LOSS                   $   (144,794)     $   (401,941)
                           ============      ============

BASIC (LOSS) PER SHARE     $      (0.01)     $      (0.04)
                           ============      ============

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998


NOTE 12 - CORRECTION OF AN ERROR

     During the year ended March 31, 1998, management of the Company discovered that a third party had paid a $225,000 debt of GST prior to the reorganization with Custom. In addition, the third party was owed an additional $175,000 for services rendered prior to the reorganization with Custom bringing the total amount owed to the third party to $400,000. This debt was not disclosed to the Company at the time of the reorganization with Custom on October 31, 1995. The third party made a claim against the Company for $400,000 plus accrued interest of $50,000 during the year ended March 31, 1998. As a result, the Company issued 300,000 shares of its outstanding common stock in lieu of the $450,000 debt. The consolidated financial statements have been restated to reflect the original debt of $400,000, the interest expense of $50,000, and the payment of the debt through the issuance of the 300,000 shares.

     The 300,000 shares issued in lieu of the outstanding debt of $450,000 were valued at $1.50 per share, which represented approximately 50% of the trading value of the shares on the date of issuance due to the limited volume of trading at the time of the issuance. Because of the limited volume of trading with the stock, the value of the debt paid off ($450,000) more accurately represented the fair value of the shares issued in lieu of the outstanding debt.

     Subsequent to the issuance of the March 31, 1999 consolidated financial statements, the Company determined that certain shares issued for consulting services during the year ended March 31, 1999 were valued incorrectly. 50,000 shares were originally recorded by the Company at a value of $1.00 per share. It was later determined that the fair value of the shares issued was $1.56 per share. An adjustment was made to record the shares issued under this prepaid consulting agreement at a total value of $78,000 rather than the previously recorded amount of $50,000. The amount has been recorded as prepaid consulting as of March 31, 1999 to be amortized during the year ended March 31, 2000. Therefore, the correction of this error had no effect on the Company's consolidated statement of operations for the year ended March 31, 1999.

     Following is a summary of the effects of the correction of errors on net income for the years ended March 31, 1999, 1998 and 1997:

                                               For the Years Ended
                                                    March 31,
                                     --------------------------------------
                                       1999           1998           1997
                                     ---------     ---------      ---------
Net income - previously reported     $  28,600     $ 131,393      $ 177,751
Correction of error - interest
  expense                                   --        (2,000)       (32,000)
                                     ---------     ---------      ---------

Net income - as adjusted             $  28,600     $ 129,393      $ 145,751
                                     =========     =========      =========

                       GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998


NOTE 13 - SUBSEQUENT EVENTS

     Subsequent to March 31, 1999, the following significant events occurred:

     1) On April 1, 1999, the Company issued 152,564 shares of its outstanding common stock to purchase the assets, brand name and customer lists of Killer Bee, Inc., a Mississippi corporation. The acquisition will be accounted for as a purchase. On the same date, the Company granted warrants to purchase a total of 1,500,000 shares of common stock (500,000 each) at $1.56 per share for a period of 10 years to Brent Gutierrez, Clay Gutierrez and Larry Gollott, the original owners of Killer Bee, Inc. Brent Gutierrez and Clay Gutierrez are also current officers and directors of Global Seafood Technologies, Inc.

     2) On April 7, 1999, the Company issued 114,800 shares of its outstanding common stock in lieu of future payments under the non-compete agreement (Note 9), in the amount of $143,500.

     3) During April 1999, the Company issued to a director 200,000 shares of its outstanding preferred stock valued at $10.00 per share for $2,000,000 in cash. In connection with the preferred issuance, the Company also granted warrants to purchase 2,000,000 shares of common stock to the director. The warrants are exercisable at $1.00 per share until July 15, 2001.

     4) Prior to March 31, 1999, the Company issued 1,050,000 shares of its outstanding common stock to be held in escrow until the cash proceeds of $650,000 was received. Through the date of our audit report, a total of $371,100 had been received.

     5) On April 7, 1999, the Company authorized the issuance of 32,000 shares of common stock for services rendered valued at $40,000.

     6) The 30,000 shares of preferred stock outstanding at March 31, 1999 were converted into 300,000 shares of common stock.

     7) On June 25, 1999, the Company entered into an agreement to purchase the assets, brand name and customer lists of Drag N' Baits, Inc., a Florida corporation, for a cash price of $339,000. The acquisition will be accounted for as a purchase.

                                    CONTENTS


COMPANY LETTER .........................................................3

CONSOLIDATED BALANCE SHEETS ............................................4

CONSOLIDATED STATEMENTS OF OPERATIONS ..................................6

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY ........................7

CONSOLIDATED STATEMENTS OF CASH FLOWS ..................................8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ........................10

                   RESTATED CONSOLIDATED FINANCIAL STATEMENTS


May 18, 2000


The accompanying consolidated balance sheets of Global Seafood Technologies, Inc. as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for the nine months period ending December 31, 1999 and 1998, which are the responsibility of the Company's management, have been restated to reflect adjustments, including Additional Paid-in Capital and Retained Earnings, consistent with those adjustments made by the Company's auditors in the audited financial statements as of March 31, 1999.

The data herein has not been subjected to audit and has been derived from the Company's internally produced financial records. While the Company believes such interim data to be materially correct, their failure to be subjected to independent audit or to auditing standards should be noted. All such data should be read only in conjunction with, and is qualified in their entirety by reference to, the Company's financial statements and accompanying notes.

Management believes that the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Seafood Technologies, Inc. (formerly International Custom Pack, Inc.) as of December 31, 1999 and 1998 and the results of its operations and cash flows for the nine months period ended December 31, 1999 and 1998 consistent with previously prepared financial reports.




/s/ BRENT GUTIERREZ
Brent Gutierrez, Chairman and President
Global Seafood Technologies, Inc.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.

                   (FORMERLY INTERNATIONAL CUSTOM PACK, INC.)

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                           CONSOLIDATED BALANCE SHEETS

                         ASSETS

                                                            UNAUDITED
                                                           December 31
                                                      1999              1998
CURRENT ASSETS
Cash and cash equivalents (Note 1)                   2,093,871           16,989
Accounts Receivable- net (Note 1)                    1,168,128        1,257,844
Accounts Receivable - Related, net (Note 1)            115,948            2,016
Pre-paid income taxes                                   46,111           38,572
Pre-paid Expenses                                      121,410            6,045
Inventories (Note 1)                                   533,304          153,655
Deferred tax asset, current                              2,300                0
                                                   -----------      -----------
TOTAL CURRENT ASSETS                               $ 4,081,072      $ 1,475,122

PROPERTY AND EQUIPMENT (Notes 1 and 2)
Land                                                   102,926          102,926
Buildings and Improvements                           2,086,214        1,998,970
Furniture and Fixtures                                  26,780           26,780
Machinery and Equipment                              3,212,499        2,587,477
Vehicles                                                27,820           27,820
Water Well                                             121,441          121,441
                                                   -----------      -----------
TOTAL FIXED ASSETS                                   5,577,679        4,865,413
Less Accumulated Depreciation                       (2,482,857)      (2,062,691)
                                                   -----------      -----------
PROPERTY AND EQUIPMENT, NET                        $ 3,094,822      $ 2,802,721

OTHER ASSETS
Deferred tax asset                                      12,300                0
Deposits                                                20,809            3,089
                                                   -----------      -----------
Total Other Assets                                 $    33,109      $     3,089

TOTAL ASSETS                                       $ 7,209,004      $ 4,280,932

                  The accompanying notes are an integral part
                   of these consolidated financial statements

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                           CONSOLIDATED BALANCE SHEETS

          LIABILITIES AND STOCKHOLDERS' EQUITY

                                                           UNAUDITED
                                                          December 31
                                                     1999              1998
CURRENT LIABILITIES
Accounts Payable                                      478,657           485,068
Accounts Payable - Related (Note 1)                     9,891             7,040
Accrued expenses                                       30,788            29,969
Income taxes payable                                       16           (10,122)
Notes Payable , short-term (Note 5)                   500,000            70,000
Notes Payable, current portion (Note 3)               159,973           108,456
Notes Payable - Related (Note 4)                      113,500           113,611
Obligations under capital leases (Note 6)              31,729           128,343
                                                 ------------      ------------
TOTAL CURRENT LIABILITIES                        $  1,324,555      $    932,365

LONG-TERM LIABILITIES
Notes Payable (Note 3)                              1,399,622         1,368,777
Obligations under capital leases (Note 6)              59,626            89,034
                                                 ------------      ------------
TOTAL LONG-TERM LIABILITIES                      $  1,459,247      $  1,457,811

TOTAL LIABILITIES                                $  2,783,802      $  2,390,176

STOCKHOLDER'S EQUITY
Preferred stock                                           200                30
(Issued and outstanding)                              200,000            30,000
Common stock                                           13,049            11,628
(Issued and outstanding)                           12,876,915        11,628,082
Additional Paid-in Capital                          4,264,875         1,239,365
PrePaid Consulting (Note 10)                          (19,500)                0
Treasury Stock                                              0                 0
                                                 ------------      ------------
Retained Earnings                                $    166,578      $    639,733
TOTAL STOCKHOLDER'S EQUITY                       $  4,425,201      $  1,890,756

TOT. LIAB. AND EQUITY                            $  7,209,004      $  4,280,932

COMMITMENTS AND CONTINGENCIES (Note 8)

                  The accompanying notes are an integral part
                   of these consolidated financial statements

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                          UNAUDITED
                                                 Nine Months Ended December 31
                                                   1999                 1998
Processing Sales                                  2,745,940           2,146,328
Sales of Product                                  8,554,515           8,924,861
                                               ------------        ------------
NET SALES                                      $ 11,300,455        $ 11,071,189

COST OF SALES                                     8,853,624           9,003,128

GROSS MARGIN                                      2,446,832           2,068,061

EXPENSES
Salaries, wages and commissions                     449,339             378,322
                                               ------------        ------------
Non-compete covenant                           $     23,916        $     16,400
Depreciation expense                                313,233             207,659
Bad debt expense                               $          0        $          0
Selling, general and administrative               1,846,533           1,266,192
TOTAL EXPENSES                                    2,633,021           1,868,573

INCOME BEFORE OTHER ITEMS                          (186,189)            199,488

                                               ------------        ------------
Other income                                   $     29,911        $    119,611
Interest income                                $     59,964        $      3,199
Gain of disposition of assets                  $          0        $     18,000
Interest expense                                   (110,986)            (96,761)
TOTAL OTHER INCOME (EXPENSE)                        (21,111)             44,048

NET INCOME BEFORE TAXES                        $   (207,301)       $    243,536

PROVISION FOR TAXES                            $     918.00        $       0.00

NET INCOME                                         (208,219)            243,536

BASIC EARNINGS PER SHARE                                 (0)                  0

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING                            12,873,702          11,628,082

FULLY DILUTED EARNINGS
PER SHARE                                      $      (0.02)       $       0.02

WEIGHTED AVERAGE NUMBER
OF FULL DILUTED SHARES                           16,429,258          11,961,415

                  The accompanying notes are an integral part
                   of these consolidated financial statements

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                                     Additional
                                           Preferred Stock                   Common Stock              Paid-in          Retained
                                        Shares         Amount           Shares          Amount         Capital          Earnings
Balance, March 31, 1999                 30,000      $        30       11,678,082     $    11,678     $ 1,367,316      $   374,797

Common stock issued on
April 1, 1999 to purchase the
assets of Killer Bee, Inc.                                               152,564     $       153     $   237,847

Common stock issued in lieu
of future payments under
non-compete agreement                                                    114,800     $       115     $   143,385

Preferred stock issued for
cash in April, 1999                    200,000      $       200                                      $ 1,999,800

Cash received for common
stock issued into escrow prior
to March 31, 1999                                                        771,508     $       772     $   476,828

Common stock issued for
prepaid promotional services
in April, 1999                                                            32,000     $        32     $    39,968

Outstanding preferred stock            (30,000)     $       (30)                                     $  (299,970)
converted to common stock                                                300,000     $       300     $   299,700

Net income for nine months
ended December 31, 1999                                                                                               $  (208,219)

Balance, December 31, 1999             200,000      $       200       13,048,954     $    13,049     $ 4,264,875      $   166,578

                  The accompanying notes are an integral part
                   of these consolidated financial statements

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      UNAUDITED
                                                             Nine Months Ended December 31
                                                                 1999             1998
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                                   $  (208,219)     $   243,536

Adjustments to Net Income:
Depreciation                                                     313,233          207,659
(Gain) Loss on Sale of Assets                                          0                0
Bad Debts                                                              0                0
                                                             -----------      -----------
Total Adjustments to Net Income                              $   313,233      $   207,659

Changes in Assets and Liabilities:
(Increase) Decrease in Accounts Receivable
and Accounts Receivable Related                                 (653,059)        (825,666)
(Increase) Decrease in Taxes Receivable                                0                0
(Increase) Decrease in Deferred Tax Asset                              0                0
(Increase) Decrease in Inventories                              (533,304)              (0)
(Increase) Decrease in Pre-paid Expenses                         (62,913)              (0)
(Increase) Decrease in Deposits                                   (9,665)              (0)
Increase (Decrease) in Accounts Payable
and Accounts Payable Related                                    (272,909)         154,491
Increase (Decrease) in Taxes Payable                               2,345          (27,266)
Increase (Decrease) in Accrued Expenses                              356           (5,854)
                                                             -----------      -----------
Total Changes in Assets and Liabilities                      $(1,529,149)        (704,296)
                                                             -----------      -----------
Net Cash Provided by Operating Activities                    $(1,424,134)     $  (253,101)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net Sale (Purchase) of Property and Equipment                   (622,824)        (506,497)
Net Cash Used in Investing Activities                           (622,824)        (506,497)
                                                             -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
Additional Capital Contributed                                   899,100                0
Proceeds From Sale of Preferred Stock                          2,000,000          100,000
Net Proceeds (Payments) Notes Payable and Leases Payable         498,010          637,955
Net Cash Provided (Used by)Financing Activities                3,397,110          737,955
                                                             -----------      -----------

NET INCREASE (DECREASE) IN CASH                              $ 1,350,153      $   (21,642)

BEGINNING CASH AND CASH EQUIVALENTS                          $   743,718      $    38,631

ENDING CASH AND CASH EQUIVALENTS                             $ 2,093,871      $    16,989

                  The accompanying notes are an integral part
                   of these consolidated financial statements

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.   Organization

     The consolidated financial statements include those of Global Seafood Technologies, Inc. (formerly International Custom Pack, Inc.) and its wholly owned subsidiaries: Custom Pack, Inc., CoMar Foods, Inc., and Killer Bee, Inc. Custom Pack, Inc. has a separate division that is accounted for as the "Aquaculture Division" in the consolidated financial statements, although it is not a separate subsidiary. Collectively, they are referred to herein as "the Company".

     Global Seafood Technologies, Inc. (GSFT) was incorporated under the laws of the State of Nevada on May 29, 1986 under the name of Rue de Rivoli Perfumeries of America, LTD. It later changed its name to Enviro Solutions International, Inc. on November 21, 1994 in contemplation of a merger with Enviro Solutions International, Inc. of Utah. The merger was never completed. However, the name was still changed.

     On October 31, 1995, the Company completed an Agreement and Plan of Reorganization whereby GSFT issued 8,000,000 shares of its common stock in exchange for all of the outstanding common stock of Custom Pack, Inc. (Custom). Pursuant to the reorganization, the name was changed to International Custom Pack, Inc. The Company later changed its name to Global Seafood Technologies, Inc. during 1998.

     The reorganization was accounted for as a recapitalization of Custom because the shareholders of Custom control the Company after the acquisition. Therefore, Custom is treated as the acquiring entity. Accordingly, there was no adjustment to the carrying value of the assets or liabilities of GSFT. GSFT is the acquiring entity for legal purposes and Custom is the surviving entity for accounting purposes.

     On October 1, 1997, the Company completed an Agreement and Plan of Reorganization whereby GSFT issued 422,492 shares of its common stock valued at $933,707, paid $300,000 in cash, and assumed liabilities of $266,293 for a total of $1,500,000 in exchange for all of the outstanding common stock of CoMar Foods, Inc. (CoMar). The acquisition was accounted for as a purchase. The 422,492 shares issued were valued at $933,707 or $2.21 per share. The $2.21 per share amount was determined based upon the market price of the 442,492 shares issued over a reasonable period of time before and after the Agreement and Plan of Reorganization was reached, which approximated the fair market value of the assets and liabilities acquired through the purchase.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     On April 1, 1999, the Company issued 152,564 shares of its common stock to purchase the assets of a related company, Killer Bee, Inc. (Killer Bee) for $238,000. The acquisition was accounted for by the purchase method. The 152,564 shares issued were valued at $238,000, or $1.56 per share, the market value of the shares on the date of the acquisition.

     On June 25, 1999 the Company purchased the assets and brand name of Drag N Bait, Inc., a recognized supplier of recreational fishing bait in the Southeastern United States, and particularly in Florida. The acquisition was $339,000 cash, which represented the value of the assets acquired, and was accounted for by the purchase method. The operations of Drag N Bait after June 25, 1999 have been consolidated with those of Killer Bee, Inc. in the nine months interim financial statements.

     Custom, a wholly-owned subsidiary, was incorporated under the laws of Mississippi on February 15, 1988. It was incorporated for the purpose of being a full service processor, packager, and storage provider of shrimp and other seafood.

     Comar, a wholly-owned subsidiary, was incorporated under the laws of the State of Alabama on February 26, 1993. CoMar is a full service processor and packager of shrimp and other seafood products.

     Killer Bee, a wholly-owned subsidiary, was incorporated September 18, 1998. It was incorporated for the purpose of being a full service processor, packager and distributor of bait and other recreational fishing products.

     b.   Accounting Method

     The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a March 31 year end.

     c.   Cash and Cash Equivalents

     Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition. The Company's cash accounts at its banks are insured by the FDIC up to $100,000. The Company's bank employs an overnight "sweep" to invest cash balances which are in excess of daily operating needs.

     d.   Basic and Diluted Earnings Per Share

     The computations of basic earnings per share of common stock are based on the weighted average number of shares outstanding during the period of the consolidated

                       GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     financial statements. Common stock equivalents, consisting of the preferred shares, have been included in the diluted earnings per share.

     e.   Principles of Consolidation

     The consolidated financial statements include those of Global Seafood Technologies, Inc. and its wholly-owned subsidiaries; Custom Pack, Inc., CoMar Foods, Inc., and Killer Bee, Inc. All significant intercompany accounts and transactions have been eliminated.

     f.   Inventories

     Inventory supplies are stated at the lower of cost (computed on a first-in, first-out basis) or market. The inventory consists of seafood, bait products, seafood storage bags, packing boxes and other miscellaneous packaging materials.

     g.   Property and Equipment

     Property and equipment are stated at cost. Expenditures for small tools, ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized. Depreciation is computed using the straight-line and accelerated methods over estimated useful lives as follows:

     Machinery and equipment       5 to 7 years
     Furniture and fixtures        5 to 7 years
     Buildings                     3 to 7 years
     Vehicles                      5 years
     Water Well                    7 years

     h.   Accounts Receivable

     Accounts receivable are recorded net of allowance for doubtful accounts of $5,886 and $5,886 for the periods ending December 31, 1999 and 1998, respectively.

     i.   Related Party Transactions

     The Company purchases some of its product and supplies from a related company. The amounts owed to this company as Accounts Payable at December 31, 1999 and 1998 was $9,891 and $7,040, respectively.

     For the nine month period ending December 31, 1999 and 1998 the Company also sold $172,586 and $110,298 of its product to the same related company.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


     j.   Revenue Recognition

     Revenue is recognized upon shipment of goods to the customer.

     k.   Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     l.   Reclassifications

     Certain prior period amounts have been reclassified to conform to the December 31, 1999 financial statement presentation.

     m.   Advertising

     The Company follows the policy of charging the costs of advertising to expense as incurred.

     n.   Change in Accounting Principle

     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" during the year ended March 31, 1999. In accordance with SFAS No. 128, diluted earnings per share must be calculated when an entity has convertible securities, warrants, options, and other securities that represent potential common shares. The purpose of calculating diluted earnings (loss) per share is to show (on a pro forma basis) per share earnings or losses assuming the exercise or conversion of all securities that are exercisable or convertible into common stock and that would either dilute or not affect basic EPS. As permitted by SFAS No. 128, the Company has retroactively applied the provisions of this new standard by showing the fully diluted earnings per common share for all periods presented.

     o.   Prepaid Consulting

During the year ended March 31, 1999, the Company issued 50,000 shares of its outstanding common stock valued at $1.56 (see Note 10) per share under a consulting/ investment relations agreement for a 12-month period beginning April 1, 1999. The 50,000 shares issued have been valued at the fair market value of the services to be performed, or $78,000, which

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     approximates the fair value of the shares on the date of issuance. The $78,000 has been recorded by the company as prepaid consulting to be amortized during the year ended March 31, 2000.

NOTE 2 - PROPERTY AND EQUIPMENT

     Property and equipment at December 31, 1999 and 1998 consisted of the following:

                                          December 31
                                          -----------
                                     1999              1998
Land                              $   102,926      $   102,926
Buildings and improvements          2,086,214        1,998,970
Furniture and fixtures                 26,780           26,780
Machinery and equipment             3,212,499        2,587,477
Vehicles                               27,820           27,820
Water Well                            121,441          121,441
                                  -----------      -----------

         Total                    $ 5,577,679      $ 4,865,413

Less accumulated depreciation      (2,482,857)      (2,062,691)

Property and equipment- net       $ 3,094,822      $ 2,802,721

     Depreciation expense for the nine month periods ended December 31, 1999 and 1998 was $313,233 and $207,659, respectively.

NOTE 3 - NOTES PAYABLE

     Notes payable at December 31, 1999 and 1998 consisted of the following:

                                                    December 30
                                                    -----------
                                                  1999        1998
Note payable, secured by property, interest
at 9.0%, interest and principal payments of
$1,497 due monthly, matures July 1, 2012         137,367     142,298

Note payable, secured by property, interest
at 8.0%, interest and principal payments of
$702 due monthly, matures November 23, 2003       27,900      33,803

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 3 - NOTES PAYABLE (Continued)

                                                            December 30
                                                            -----------
                                                        1999            1998
                                                     -------------------------
Balance forward                                      $  165,267     $  276,101

Note payable, secured by property, interest
at 8.05%, interest and principal payments of
$16,124 due monthly, matures July 5, 2003             1,191,060      1,283,684

Note payable, secured by property, interest
at 7.5%, interest and principal payments of
$399 due monthly, matures November 15, 2002              12,498         16,186
                                                     ----------     ----------
Balance forward                                      $1,368,825     $1,475,971



Note payable, secured by property, interest
at 7.5%, interest and principal payments of
$737 due monthly, matures October 15, 2002               22,426             --

Note payable, secured by property, interest
at 15.77%, interest and principal payments of
$47 due monthly, matures December 16, 2001                   67            634

Note payable, secured by property, interest
at 11.09%, interest and principal payments of
$628 due monthly, matured April , 1999                      173            628

Note payable, secured by property, interest at
9.25%, interest and principal payments of $440
due monthly, matures September 22, 2002                  12,785             --


Note payable, secured by property, interest
at 7.5%, interest and principal payments of
$492 due monthly, matures April 1, 2004                  20,752             --

Note payable, secured by property, interest at
8.12%, interest and principal payments of $1,531
due monthly, matures June 25, 2004                       69,178             --

Note payable, secured by property, interest
at 8.12%, interest and principal payments of
$1,447 due monthly, matures June 25, 2004                65,388

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 3 - NOTES PAYABLE (Continued)

                                     December 30
                                     -----------
                                1999             1998
                            ----------------------------
Total notes payable           1,559,595        1,477,233

Less: current portion          (159,973)        (108,456)
                            -----------      -----------

Long-term notes payable     $ 1,399,622      $ 1,368,777

Maturities of long-term debt are as follows:

          Period                         Amount
          ------                         ------
12 months ending December 31, 2000     $  159,426
12 months ending December 31, 2001        172,392
12 months ending December 31, 2002        183,557
12 months ending December 31, 2003        181,497
12 months ending December 31, 2004        165,727
2005 and thereafter                       696,995
                                       ----------

         Total                         $1,559,595

NOTE 4 - NOTES PAYABLE RELATED PARTIES

     Notes payable to related parties at December 31, 1999 and 1998 consisted of the following:

                                                  December 31
                                                  -----------
                                               1999         1998
                                             --------     -------
Notes payable to shareholders, unsecured,
interest at 10%, interest payments due
quarterly and annually, principal amount
is due on demand                              113,500     113,611

NOTE 5 - LINE OF CREDIT

     The Company has a line of credit with a bank which is secured by a deed of trust and mortgage on commercial property and a commercial security agreement. The line of credit is renewed annually and presently matures on October 5, 2000. Borrowings, if any, would have a maximum balance outstanding at December 31, 1999 and 1998 of $1,000,000 and $500,000. As of December 31, 1999 and 1998, the actual balance outstanding under the line was $ 500,000 and $ 70,000, respectively.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 6 - CAPITAL LEASES

     The Company leases certain equipment with lease terms ending through September 2003. Obligations under these capital leases have been recorded in the accompanying consolidated financial statements at the present value of future minimum lease payments. The capitalized cost less accumulated depreciation is included in property and equipment in the accompanying consolidated financial statements at December 31, 1999.

     Obligations under capital leases at December 31, 1999 and 1998 were as follows:

                                December 30
                                -----------
                            1999            1998
                          ------------------------
Total                     $  91,355      $ 217,377
Less: current portion       (31,729)      (128,343)
                          ---------      ---------

Long-term portion         $  59,626      $  89,034

     The future minimum lease payments under these capital leases from December 31, 1999 and the net present value of the future minimum lease payments are as follows:

Twelve months ending
--------------------
December 31, 2000                                  $ 29,400
December 31, 2001                                  $ 27,700
December 31, 2002                                    22,840
December 31, 2003                                    16,315
December 31, 2004                                         0
December 31, 2005 and thereafter                          0
                                                   --------

Total future minimum lease payments                $ 96,255

Less, amount representing interest                   (4,900)
                                                   --------

Present value of future minimum lease payments     $ 91,355

NOTE 7 - MAJOR CUSTOMERS AND SUPPLIERS

     Certain customers in the seafood processing and packaging segment generated in excess of 10% of the Company's total sales. For the nine months ended December 31, 1999 two customers each generated sales of approximately 46% and 37% of total revenues, respectively. For the nine months ended December 31, 1998, two customers each generated sales of approximately 29% and 28% of total revenues, respectively.

     The Company purchased product from two suppliers during the nine months periods ending December 31, 1999 and 1998 that generated costs in excess of 10% of the

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


     Company's total costs. Purchases from these two suppliers made up 22% and 23%, and 24% and 30%, of total costs for the nine months ended December 31, 1999 and 1998, respectively.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

     Common Stock Contingency

     The Company is aware of numerous possible claims by individuals that received either through purchase or otherwise, 850,000 forged shares of the Company's common stock that purport to represent issued and outstanding shares. The shares are not listed on the Company's shareholder records and do not represent duly issued and outstanding shares of the Company's common stock. Although no litigation is pending in relation to these shares, it is possible that the Company may have to honor these 850,000 shares of common stock in the future. The shares have not been recorded by the Company at December 31, 1999 since the outcome is currently not estimatable.

     The company is also in the process of trying to recover 1,700,000 common shares. The holder of the shares is claiming breach of contract and claims that he is entitled to the shares. The claim is currently in litigation and management intends on vigorously contesting the claim. The company has filed an answer and a counterclaim against the holder seeking specific performance of a settlement agreement previously entered into. While the possibility that an unfavorable outcome exists, the company has determined that the potential loss is remote and fully intends on recovering the entire 1,700,000 shares. It is remotely possible, however, that the company may have to honor these shares in the future, although the shares have not been recorded by the company as outstanding shares as of December 31, 1999.

     Leases

     The Company has entered into several non-cancelable leases, accounted for as operating leases, of certain machinery and equipment used in operations. The minimum future payments required under the operating leases are as follows:

Three months ending
-------------------
March 31, 2000                          $ 43,394

Year ending
-----------
March 31, 2001                          $113,204
March 31, 2002                            10,894
March 31, 2003                            10,894
March 31, 2004                             5,147
March 31, 2005 and thereafter                  0
                                        --------

Total future minimum lease payments     $183,533

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 9 - WARRANTS OUTSTANDING

     On November 1, 1998, the Company granted warrants to a consultant to purchase 1,000,000 shares of the Company's common stock at $1.00 per share, which approximated market value for the shares at the time of issuance. This is consistent with the accounting treatment of SFAS No. 123, "Accounting for Stock-Based Compensation". The warrants are fully vested, non-forfeitable and are exercisable from the date of grant until July 1, 2008.

     During April 1999, the Company granted warrants to an investor to purchase 2,000,000 shares of the Company's common stock at $1.00 per share, which was the prevailing market value for the shares at the time of issuance. This is consistent with the accounting treatment of SFAS No. 123, "Accounting for Stock-Based Compensation". The warrants are fully vested, non-forfeitable and are exercisable from the date of grant until July 15, 2001.

     On April 1, 1999, the Company granted warrants to purchase 1,500,000 shares of the Company's common stock at $1.56 per share in connection with the purchase of the assets of Killer Bee, Inc. Warrants of 500,000 shares were granted to each of the sellers (three individuals, which included two executive officers and directors of the Company). The warrants were valued at the prevailing market value of $1.56 per share at the time of issuance. This is consistent with the accounting treatment of SFAS No. 123, "Accounting for Stock-Based Compensation". The warrants are fully vested, non-forfeitable and are exercisable from the date of grant until April 1, 2009.

     The Company estimates the fair value of each stock option and warrant at the grant date by using the Black-Scholes pricing model. The following assumptions were used: risk free interest rate of 6%, eight year expected life, 35% expected volatility, and no expected dividends. Accordingly, no additional compensation was recorded for the respective periods.

NOTE 10- RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

    Subsequent to the issuance of the March 31, 1999 consolidated financial statements, the Company determined that certain shares issued for consulting services during the year ended March 31, 1999 were valued incorrectly. 50,000 shares were originally recorded by the Company at a value of $1.00 per share. It was later determined that the fair value of the shares issued was $1.56 per share. An adjustment was made to record the shares issued under this prepaid consulting agreement at a total value of $78,000 rather than the previously recorded amount of $50,000. The amount has been recorded as prepaid consulting within Stockholders' Equity, instead of being included in prepaid expense, and the $78,000 amount is being amortized during the year ended March 31, 2000. The correction of this error had no effect on the Company's statement of operations for the year ended March 31, 1999, but the higher recorded amount has resulted in increased amortization reflected in these restated financial statements compared to previously issued consolidated financial statements as of December 31, 1999.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 10 (CONTINUED)

    During the year ended March 31, 1998, management of the Company discovered that a third party had paid a $225,000 debt of the predecessor company prior to the reorganization with Custom Pack. In addition, the third party was owed an additional $175,000 for services rendered prior to the reorganization, bring the total amount owed to the third party to $400,000. This debt was not disclosed at the time of the reorganization on October 31, 1995. The Company satisfied this debt plus accrued interest of $50,000 during the year ended March 31, 1998 through the issuance of 300,000 shares of its outstanding common stock in lieu of the $450,000 total owed. The 300,000 shares had originally been recorded at a $225,000 value. The consolidated financial statements have been restated to reflect the original debt of $400,000, plus the interest expense of $50,000. The effect of this restatement has been to increase Additional Paid-in Capital and to decrease Retained Earnings.

    The 300,000 shares issued in lieu of the $450,000 debt were valued at $1.50 per share, which represented approximately 50% of the trading value of the shares on the date of issuance due to the limited volume of trading at the time of issuance. Because of the limited trading volume, the fair value of the shares issued was determined to be the value of the debt paid off.

The following is a summary of the effects of the correction of errors on net income for the nine months ended December 31, 1998 and 1999:

                                    For the Nine Months Ended December 31
                                             1999           1998
Net Income previously reported            $(149,722)     $ 243,536
Correction of error                         (58,597)            --

Net Income as adjusted                    $(207,301)     $ 243,536

                                    PART III

ITEM 1.      Index to Exhibits

Exhibit
Number            Description                                              Location
------            -----------                                              --------
2.0               Stock for Stock Acquisition Agreement                Filed electronically
                  between Enviro Solution Int'l. and Custom            in the initial filing
                  Pack dated October 31, 1995

3.0               Articles of Incorporation dated May 29, 1986         Filed electronically
                                                                       in the initial filing

3.1               Certificate of Amendment of Articles of              Filed electronically
                  Incorporation dated July 18, 1994                    in the initial filing

3.2               Certificate of Amendment of Articles of              Filed electronically
                  Incorporation dated November 21, 1994                in the initial filing

3.3               Certificate of Amendment of Articles of              Filed electronically
                  Incorporation dated November 22, 1995                in the initial filing

3.4               Certificate of Amendment of Articles of              Filed electronically
                  Incorporation dated November 25, 1997                in the initial filing

3.5               Certificate of Amendment of Articles of              Filed electronically
                  Incorporation dated December 22, 1998                in the initial filing

3.6               By-Laws                                              Filed electronically
                                                                       in the initial filing

4.0               Specimen of common stock certificate                 Filed electronically
                                                                       in the initial filing

4.1               Common stock purchase warrant dated                  Filed electronically
                  November 1, 1998                                     in the initial filing

4.2               Form of common stock purchase warrant                Filed electronically
                  dated April 1, 1999                                  in the initial filing

4.3               Form of common stock purchase warrant                Filed electronically
                  dated July 16, 1999                                  in the initial filing


10.0              Agreement and Plan of Reorganization dated           Filed electronically
                  October 1, 1997 between the company and              in the initial filing
                  shareholders of CoMar Foods, Inc.


Exhibit
Number            Description                                                 Location
------            -----------                                                 --------
10.1              Asset Purchase Agreement dated June 25,              Filed electronically
                  1999                                                 in the initial filing

21.0              List of Company's Subsidiaries                       Filed electronically
                                                                       in the initial filing

27                Financial Data Schedule                              Filed electronically
                                                                       herewith

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


May 25, 2000                                   GLOBAL SEAFOOD TECHNOLOGIES, INC.



                                               By: /s/ Brent Gutierrez
                                                   -----------------------------
                                                   Brent Gutierrez,
                                                   President and Chief Executive
                                                   Officer